File No 82-1263

SUPPL

Danske Bank A/S - Rule 12g-3-2(b) filings

Danske Bank

Interim Report - First Half 2008 is a translation of the original report in the Danish language (Delårsrapport - 1. halvår 2008). In case of discrepancies, the Danish version prevails.



FOKUS BANK
SAMPO PANKKI
DANSKE BANK ST PETERSBURG
DANSKE BANK SWEDEN
SAMPO PANK
DANSKE BANK
DANICA PENSION
REALKREDIT DANMARK
NORDANIA LEASING
DANSKE MARKETS
DANSKE CAPITAL
DANSKE BANKA
DANSKE BANKAS
NORTHERN BANK
NATIONAL IRISH BANK
DANSKE BANK LONDON
DANSKE BANK HAMBURG
DANSKE BANK POLAND
DANSKE BANK INTERNATIONAL

Financial review - first half 2008

- Net profit declined 24% compared with the level for the first half of 2007.
- The turbulence in the financial markets adversely affected the profit for the first half of 2008; particularly the Group's market-related units - Danske Markets, Danske Capital and Danica Pension - suffered. Together they saw a decline in pre-tax profit of DKr2.3bn.
- The Group considers the result to be satisfactory in view of the financial turbulence and the macroeconomic slowdown.
- Despite market conditions, net profit in the second quarter rose 26% over the level in the first quarter.
- The Group's main source of income - Banking Activities - showed robust earnings, and lending margins at the large Banking Activities improved.
- The Group expects profit before credit loss expenses for the full year, excluding net trading income and net income from insurance business, to be 10-20% higher than the figure posted for 2007. This is in line with expectations at the presentation of the interim report for the first quarter of 2008.
- Expenses grew 3%, which was better than expected.
- Credit loss expenses amounted to DKr1,114m, against DKr5m in the first half of 2007. The level was in line with expectations.
- The solvency ratio stood at 14.1% at June 30, 2008, well exceeding the minimum target of 11%.
- Liquidity was strong and strengthened further in the second quarter, partly because of covered bond issues.
- At Easter 2008, Sampo Bank Finland migrated to the Danske Bank Group's shared IT platform. System operations have been somewhat unstable since the migration, however. In spite of a number of initiatives launched in the second quarter and the significant resulting improvements, operations and customer service at Sampo Bank are not yet fully satisfactory. Steps have been taken to further improve system stability and service quality.

Overview - first half 2008

EARNINGS PER SHARE


(DKr)
6
4
2
0
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008

COST/INCOME RATIO


(%)
80
60
40
20
0
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008

RETURN P.A. ON AVERAGE SHAREHOLDERS' EQUITY


(%)
16
12
8
4
0
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008

CORE (TIER 1) CAPITAL RATIO


(%)
12
8
4
0
Q2 2007
Q3 2007
Q4 2007
Jan. 2008
Q1 2008
Q2 2008
Basel I
CRD

Financial highlights – Danske Bank Group

INCOME STATEMENT (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	12,901	11,804	109	6,665	6,236	6,320	6,267	6,074	24,391
Net fee income	4,271	4,571	93	2,058	2,213	2,330	2,265	2,336	9,166
Net trading income	3,518	4,001	88	2,160	1,358	1,522	1,855	2,167	7,378
Other income	1,968	1,552	127	931	1,037	872	586	679	3,010
Net income from insurance business	-837	669	-	-272	-565	180	269	358	1,118
Total income	21,821	22,597	97	11,542	10,279	11,224	11,242	11,614	45,063
Operating expenses	12,933	12,530	103	6,610	6,323	6,574	5,966	6,663	25,070
Profit before credit loss expenses	8,888	10,067	88	4,932	3,956	4,650	5,276	4,951	19,993
Credit loss expenses	1,114	5	-	572	542	427	255	183	687
Profit before tax	7,774	10,062	77	4,360	3,414	4,223	5,021	4,768	19,306
Tax	1,967	2,433	81	1,120	847	659	1,344	961	4,436
Net profit for the period	5,807	7,629	76	3,240	2,567	3,564	3,677	3,807	14,870
Attributable to minority interests	2	26	8	1	1	-3	34	25	57

BALANCE SHEET (END OF PERIOD) (DKr m)									
Due from credit institutions and central banks	378,895	289,967	131	378,895	350,673	345,959	313,520	289,967	345,959
Loans and advances	1,745,803	1,591,466	110	1,745,803	1,720,372	1,700,999	1,655,295	1,591,466	1,700,999
Repo loans	247,660	293,930	84	247,660	274,406	287,223	289,230	293,930	287,223
Trading portfolio assets	756,536	539,256	140	756,536	710,982	652,137	587,228	539,256	652,137
Investment securities	46,085	32,728	141	46,085	42,685	37,651	33,309	32,728	37,651
Assets under insurance contracts	183,226	194,564	94	183,226	186,912	190,223	192,893	194,564	190,223
Other assets	133,570	129,943	103	133,570	157,375	135,338	123,287	129,943	135,338
Total assets	3,491,775	3,071,854	114	3,491,775	3,443,405	3,349,530	3,194,762	3,071,854	3,349,530
Due to credit institutions and central banks	648,939	517,013	126	648,939	597,007	677,355	529,209	517,013	677,355
Deposits	872,373	762,356	114	872,373	871,144	798,274	796,808	762,356	798,274
Repo deposits	106,994	125,115	86	106,994	133,990	125,721	114,711	125,115	125,721
Issued Realkredit Danmark bonds	488,593	485,650	101	488,593	502,538	518,693	489,926	485,650	518,693
Other issued bonds	462,089	423,345	109	462,089	436,305	402,391	438,809	423,345	402,391
Trading portfolio liabilities	427,848	281,413	152	427,848	431,795	331,547	342,458	281,413	331,547
Liabilities under insurance contracts	209,123	213,966	98	209,123	211,669	213,419	215,448	213,966	213,419
Other liabilities	114,682	108,126	106	114,682	100,003	118,750	109,460	108,126	118,750
Subordinated debt	56,329	57,391	98	56,329	57,830	59,025	56,583	57,391	59,025
Shareholders' equity	104,805	97,479	108	104,805	101,124	104,355	101,350	97,479	104,355
Total liabilities and equity	3,491,775	3,071,854	114	3,491,775	3,443,405	3,349,530	3,194,762	3,071,854	3,349,530

RATIOS AND KEY FIGURES									
Earnings per share (DKr)	8.4	11.1		4.7	3.7	5.2	5.3	5.5	21.7
Diluted earnings per share (DKr)	8.4	11.1		4.7	3.7	5.2	5.3	5.5	21.6
Return on average shareholders' equity (% p.a.)	11.2	15.9		12.6	9.8	13.9	14.7	15.8	15.1
Cost/income ratio (%)	59.3	55.4		57.3	61.5	58.6	53.1	57.4	55.6
Solvency ratio (%)	14.1	9.7		14.1	13.6	9.3	9.3	9.7	9.3
Core (tier 1) capital ratio (%)	10.0	6.7		10.0	9.5	6.4	6.6	6.7	6.4
Share price, end of period (DKr)	137.0	226.0		137.0	174.3	199.8	212.3	226.0	199.8
Book value per share (DKr)	152.8	142.5		152.8	147.5	152.7	148.3	142.5	152.7
Full-time-equivalent staff (end of period)	23,849	23,535		23,849	23,719	23,632	23,670	23,535	23,632

Figures include the Sampo Bank group as of February 2007. As of 2008, the solvency and core capital ratios are calculated in accordance with the CRD.

Net profit for the period

The first half of 2008 saw turbulence in the capital markets, falling equity prices, a considerable widening of credit spreads and lower economic growth. The financial turbulence and its effects on the real economy have led to generally more difficult earnings conditions for the financial sector. The Danske Bank Group, however, is well prepared to meet and exploit these challenges. The combination of a well-diversified business model, a strong capital and liquidity base, and planned cost reductions in the coming years lays a solid foundation for earnings growth.

The Group's banking operations showed their considerable earnings robustness. The significant rise in net interest income was owing to good growth in lending and clearly improved lending margins, which more than compensated for the pressure on deposit margins and the fall in fee income. The profit before credit loss expenses of the Group's banking activities grew DKr0.2bn compared with the figure for the first half of 2007. Net income at the Group's capital market-related business areas – Danske Markets, Danske Capital and Danica Pension – saw a fall of DKr2.3bn, however. Overall, net profit for the period amounted to DKr5.8bn, down 24% from the level recorded in the first half of 2007.

Income

Total income was DKr21,821m, slightly less than in the first half of 2007. Sampo Bank's consolidation for an additional month added 3% to income.

Income from the Group's banking units outside Denmark rose 10%, and these units now account for 41% of total income from banking activities. Danske Markets' and Danske Capital's operations outside Denmark also generated significant international income.

Net interest income saw a positive trend owing to good growth in deposits and lending, a higher return on equity and, not least, a widening of lending margins, which more than compensated for the pressure on deposit margins. The turbulence in the financial markets caused funding costs to rise throughout the period, and the Group's banking activities raised lending rates in both the first and the second quarters.

At DKr4,271m, net fee income was down DKr300m from the level in the first half of 2007. The fall related primarily to income from investment activities, which suffered as a result of the slowdown in the capital markets in the first half of 2008.

However, the highly volatile capital markets led to strong customer activity, particularly corporate and institutional customers' hedging of interest rate and foreign exchange risks. Income from trading activities thus rose DKr927m. On the other hand, proprietary trading and Group Treasury recorded losses, primarily as a result of the considerable widening of credit spreads even of highly rated bonds under supervision. The Group earned a one-off profit of DKr475m on the settlement of securitisation transactions.

Other income rose to DKr1,968m mainly because of property sales.

The Group's insurance business suffered a pre-tax loss of DKr837m, against a profit of DKr669m in the first half of 2007. The fall was owing to capital losses on equities and bonds and the fact that the Group has to postpone the booking of its risk allowance. The Group can book the risk allowance of DKr552m at a later date – with no time restrictions – if the trend in the financial markets permits.

Operating expenses

Operating expenses rose 3% to DKr12,933m, which was better than expected. The increase derived from Sampo Bank's consolidation for an additional month. General increases resulting from wage and price trends as well as the expansion of activities were offset by lower total integration expenses, realised synergies and other factors. The cost/income ratio was 59.3%. Excluding total integration expenses, the ratio was 55.3%.

Credit loss expenses

Credit loss expenses amounted to DKr1,114m, against DKr5m in the first half of 2007, and were in line with expectations. The level of credit loss expenses corresponds to 11 basis points of total loans, advances and guarantees on an annualised basis. At June 30, 2008, credit quality was still good. The need for future impairment charges will depend on the extent of the economic slowdown.

PROFIT BEFORE CREDIT LOSS EXPENSES (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Danish banking activities	5,234	5,204	101	2,722	2,512	2,749	2,821	2,486	10,774
Non-Danish banking activities	2,924	2,706	108	1,401	1,523	1,664	1,726	1,437	6,096
Total banking activities	8,158	7,910	103	4,123	4,035	4,413	4,547	3,923	16,870
Danske Markets	1,075	1,809	59	904	171	357	759	883	2,925
Danske Capital	457	547	84	215	242	283	259	288	1,089
Danica Pension	-837	669	-	-272	-565	180	269	358	1,118
Other Areas	893	154	-	392	501	-42	25	110	137
Total integration expenses	858	1,022	84	430	428	541	583	611	2,146
Profit before credit loss expenses	8,888	10,067	88	4,932	3,956	4,650	5,276	4,951	19,993

Figures include the Sampo Bank group as of February 2007. The figures for all business areas exclude integration expenses.

Balance sheet

LENDING (END OF PERIOD) (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Banking Activities Denmark	1,005,836	938,130	107	1,005,836	1,000,668	985,306	954,820	938,130	985,306
Other	28,551	47,986	59	28,551	40,090	56,729	63,691	47,986	56,729
Total Denmark	1,034,387	986,116	105	1,034,387	1,040,758	1,042,035	1,018,511	986,116	1,042,035
Banking Activities Finland	166,679	154,574	108	166,679	167,778	164,179	159,738	154,574	164,179
Banking Activities Sweden	178,809	146,832	122	178,809	167,561	161,562	154,603	146,832	161,562
Banking Activities Norway	155,406	118,228	131	155,406	144,327	136,346	130,960	118,228	136,346
Banking Activities Northern Ireland	63,052	60,677	104	63,052	58,137	58,803	60,845	60,677	58,803
Banking Activities Ireland	75,365	63,465	119	75,365	71,836	69,433	66,732	63,465	69,433
Banking Activities Baltics	29,164	22,605	129	29,164	27,833	26,875	24,848	22,605	26,875
Other	42,941	38,969	110	42,941	42,142	41,766	39,058	38,969	41,766
Total international	711,416	605,350	118	711,416	679,614	658,964	636,784	605,350	658,964
Total lending	1,745,803	1,591,466	110	1,745,803	1,720,372	1,700,999	1,655,295	1,591,466	1,700,999

DEPOSITS AND ISSUED REALKREDIT DANMARK BONDS (END OF PERIOD) (DKr m)									
Banking Activities Denmark	306,911	302,959	101	306,911	316,702	299,190	300,031	302,959	299,190
Other	252,837	157,029	161	252,837	245,568	183,241	186,217	157,029	183,241
Total Denmark	559,748	459,988	122	559,748	562,270	482,431	486,248	459,988	482,431
Banking Activities Finland	88,855	88,956	100	88,855	93,306	96,515	93,705	88,956	96,515
Banking Activities Sweden	60,431	51,178	118	60,431	57,130	57,368	53,018	51,178	57,368
Banking Activities Norway	57,442	57,482	100	57,442	56,417	57,624	57,737	57,482	57,624
Banking Activities Northern Ireland	55,845	60,601	92	55,845	52,088	56,303	59,845	60,601	56,303
Banking Activities Ireland	24,284	22,488	108	24,284	23,874	23,982	23,307	22,488	23,982
Banking Activities Baltics	11,502	9,153	126	11,502	11,503	11,557	10,512	9,153	11,557
Other	14,266	12,510	114	14,266	14,556	12,494	12,436	12,510	12,494
Total international	312,625	302,368	103	312,625	308,874	315,843	310,560	302,368	315,843
Total deposits	872,373	762,356	114	872,373	871,144	798,274	796,808	762,356	798,274
Issued Realkredit Danmark bonds	488,593	485,650	101	488,593	502,538	518,693	489,926	485,650	518,693
Own holdings of Realkredit Danmark bonds	113,626	94,659	120	113,626	108,523	112,151	101,335	94,659	112,151
Deposits and issued Realkredit Danmark bonds	1,474,592	1,342,665	110	1,474,592	1,482,205	1,429,118	1,388,069	1,342,665	1,429,118
Lending as % of deposits and issued Realkredit Danmark bonds	118.4	118.5		118.4	116.1	119.0	119.3	118.5	119.0

Figures include the Sampo Bank group as of February 2007.

Credit exposure

Excluding reverse transactions, lending rose DKr154bn, or 10%, over the level at the end of June 2007. The Group's banking activities outside Denmark accounted for 69% of the total growth in lending.

Overall, lending to retail customers grew 7%, while lending to corporate customers rose 13% over the level at the end of June 2007.

Group lending increased 3% in the first half of 2008 compared with the level at the end of 2007.

The Group's total credit exposure was DKr3,503bn at the end of June 2008, with DKr2,699bn deriving from lending activities both in and outside Denmark and DKr804bn from the Group's trading portfolio of bonds and other financial instruments.

After several years of increasing property prices, some property segments, particularly in Denmark and the Republic of Ireland, have seen actual declines during the past year. Property prices in Sweden and Norway are stagnating.

HOUSE PRICES


Index 2003 = 100
300
250
200
150
100
50
2003
2004
2005
2006
2007
2008
Denmark
Sweden
Norway
Ireland
Northern Ireland
Finland

The portfolio of home loans has moderate loan-to-value (LTV) ratios. The Group's average LTV ratio – calculated on the basis of the last krone lent for every property – was 50% at the end of June 2008. Loans secured on properties with an LTV ratio below 90% accounted for 96% of the portfolio. The delinquency rate was still very low, and the slowdown in the property market did not cause an increase in actual losses, partly because the employment rate remains high.

The economic slowdown and the rise in interest rates resulted in more difficult market conditions for the construction sector and for property developers in particular. The Group's exposure to property developers is spread over its business areas and amounted to around DKr16bn, or 0.5% of the total credit exposure. The Group has made collective impairment charges to meet the increased risk of losses on loans to property developers for which objective evidence of individual impairment has not yet appeared. The recognition of a few individual impairment charges affects the performance of this segment, particularly in the Republic of Ireland.

Financial counterparties

Most of the Group's exposure to customers in the financial sector is to large counterparties with good ratings, and a significant part of the exposure is secured.

Under the auspices of a Danish financial sector collaboration, the Group has contributed to the issuance of a payment guarantee of DKr750m to facilitate the winding up of a certain Danish bank.

The Group's activities in the international financial markets include backup liquidity facilities provided to international investment companies. As a result of the crisis in the international liquidity markets, a number of investment companies have, since the autumn of 2007, been unable to fund activities by their usual sources and have drawn on their backup liquidity facilities instead.

The Group's exposure to backup liquidity facilities declined 63% during the past 10 months. Excluding Polonius, the Group's own investment company, the exposure amounted to DKr15bn at the end of June 2008. Polonius is fully consolidated in the Group's financial statements.

The Group did not need to book any impairment charges for the backup liquidity facilities and did not incur any losses on the programmes in the first half of 2008. The Group expects the volume of backup liquidity facilities to decline further in the second half of 2008.

Some assets under individual investment programmes relate to the North American housing market. The Group has carried out stress tests for this exposure, and they show no objective evidence of impairment.

BACKUP LIQUIDITY FACILITIES (DKr bn)	June 30, 2008	Dec. 31, 2007
Total exposure, excluding Polonius	15	31
Total amount drawn	3	8

Breakdowns of the Group's total credit exposure by industry, geographical area, rating and other criteria appear in the notes to this report and in Annual Report 2007 and Risk Management 2007.

Deposits and issued Realkredit Danmark bonds

At DKr872bn, deposits increased 14% over the level at the end of June 2007.

Deposits with the Group's banking operations in Denmark rose DKr100bn, or 22%, of which 21 percentage points were attributable to time deposits made by institutional clients of Danske Markets.

Deposits with the Group's operations outside Denmark grew DKr10bn, or 3%.

Overall, retail deposits grew 6%, while corporate and institutional deposits rose 20% over the level at June 30, 2007.

The Group's deposits were up 9% compared with the figure at the end of 2007.

The market value of mortgage bonds issued to fund loans provided by Realkredit Danmark increased 4% over the level at June 30, 2007, and amounted to DKr602bn. In addition, the Group issued covered bonds in the amount of DKr48bn.

Trading portfolio assets

Trading portfolio assets stood at DKr757bn at the end of June 2008, against DKr539bn at the end of June 2007 and DKr652bn at the end of 2007. The rise since the end of 2007 was owing primarily to an increase in the positive fair value of derivatives offset by a corresponding increase in the negative fair value of derivatives recognised as trading portfolio liabilities. The composition and structure of derivatives are described in detail in Risk Management 2007.

The Group's bond holdings amounted to DKr461bn. The value of 97% of the bonds is calculated on the basis of quoted prices, while the value of the remainder is calculated by means of pricing models.

Most of the bond portfolio consists of Danish mortgage bonds, covered bonds under public supervision mainly in Sweden, Spain and the UK, and bonds issued by sovereign states or guaranteed by central or local governments.

BOND HOLDINGS (%)	June 30, 2008
Bonds guaranteed by central or local governments	10
Quasi-government institutions	2
Danish mortgage bonds	45
Swedish covered bonds	26
Other covered bonds	8
Short-dated bonds (CPs etc.) primarily with banks	5
Credit bonds	4
Total holdings	100

Short-term bonds are issued primarily by banks in Finland, Spain, France, Scandinavia and the UK. Eighty-three per cent of the bonds have an investment grade rating from an external rating agency, and of those, 64% are rated AA- or higher. The remainder are unrated and consist of a number of small holdings issued by businesses in Scandinavia and Finland.

Four per cent of the holdings are credit bonds consisting of corporate bonds, including bonds issued by banks, and covered bonds not under public supervision. There are no structured issues based on North American subprime loans. The majority of issuers are based in Scandinavia, the Republic of Ireland, Germany and the US. Ninety-seven per cent of the bonds have investment grade ratings, and of those, 60% are rated AA- or higher.

The Group uses Value at Risk (VaR) to manage interest rate, exchange rate and equity risks. VaR is a statistical measure of the maximum loss that the Group can incur under normal market conditions over a 10-day period at a confidence level of 95%.

At the end of June 2008, the Group's VaR, excluding insurance activities at Danica Pension, stood at DKr323m, against DKr652m at the end of 2007. In the first half of 2008, VaR averaged DKr356m.

Solvency

In 2008, the Group implemented the new Capital Requirements Directive (CRD) and now uses the advanced internal ratings-based approach (IRB) to calculate risk-weighted assets for the credit risk on around 80% of its loan portfolio. The remainder is treated according to the standardised approach because the portfolio segment is either subject to permanent exemption or covered by plans for later transition to the IRB approach. Risk Management 2007 describes the transition to the CRD in more detail.

In 2006 and 2007, the Group entered into securitisation transactions concerning loans provided by Realkredit Danmark. These transactions resulted in a lower capital requirement under the previous solvency rules than under the CRD. In the second quarter of 2008, the financial turbulence made it possible to settle a portion of securitisation transactions on favourable terms with no effect on solvency. The Group settled over 20% of the transactions at a profit of DKr475m.

At June 30, 2008, the solvency ratio, net of expected payouts at a ratio of 40%, stood at 14.1%, of which 10.0 percentage points derived from the Group's core (tier 1) capital. At the beginning of year, the solvency ratio was 12.6%, and the core capital ratio was 8.7%.

CAPITAL RATIOS AND TARGETS (%)	June 30, 2008	Jan. 1, 2008	Target
Core (tier 1) capital ratio	10.0	8.7	Min. 7.5
Solvency ratio	14.1	12.6	Min. 11.0

Note: Based on through-the-cycle parameters.

Liquidity

The Group bases its liquidity management on ongoing monitoring, including stress testing, and management of its short- and long-term liquidity risks.

The Group continuously monitors the composition of its funding to ensure that the funding base is well diversified. The Group's retail deposits play an important role in this regard. Moreover, all loans provided by Realkredit Danmark are match-funded through the well-functioning and AAA rated Danish mortgage finance system. Match-funding means that the Group has no refinancing or interest rate risk on these loans. The Danish mortgage finance system showed its strength through the first half of 2008: The spreads on Danish mortgage bonds generally widened less than European covered bond spreads.

YIELD SPREADS RELATIVE TO SWAP RATE


(Basis points)
140
100
60
20
-20
May Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May Jun.
Danish mortgage bonds
iTraxx Main
iBoxx European Covered Bonds

In addition, the Group has comprehensive and well-established funding programmes (which include covered bonds) in Europe and the US. The euro medium-term notes programme is used for short- and medium-term funding, while covered bond issues serve to satisfy long-term funding requirements. Covered bonds are a new source of funding that contributes significantly to the Group's diversification of risk on investors and maturities. Since December 2007, the Bank has issued covered bonds in the amount of DKr48bn, and there is still a considerable unexploited potential for covered bond issues.

One element of liquidity monitoring is the 12-month liquidity curve. In its "Bank Financial Strength Ratings: Global Methodology", Moody's has set various classification requirements for banks' liquidity management. One requirement is that the 12-month liquidity curve must generally be positive. Liquidity calculations must assume, among other factors, that the Group is cut off from the capital markets. On this basis, the Group's calculations show an improvement of the liquidity position since the end of 2007.

12-MONTH LIQUIDITY AT JUNE 30, 2008, AND DECEMBER 31, 2007


(DKr bn)
300
250
200
150
100
50
0
-50
1w 2w 3w 1mth 2mth 3mth 4mth 5mth 6mth 9mth 12mth
At December 31, 2007
At June 30, 2008

Sampo Bank

At Easter 2008, Sampo Bank Finland migrated to the Danske Bank Group's shared IT platform – one of the largest IT projects ever carried out in northern Europe. The migration of data went according to plan, but in the first months after Easter, a number of unexpected system challenges resulted in regrettable inconveniences for customers involving mainly online banking and card transactions.

In spite of significant improvements, the Group is not yet fully satisfied with operations and customer service at Sampo Bank, and steps have been taken to improve system stability and service quality.

Because of the problems, Sampo Bank has lost around 28,000 (net) of its retail customers. A net 2,200 Finnish corporate customers have left, the vast majority of them small businesses. The outflow corresponds to 2% of the total number of customers in Finland. The Group has initiated efforts to improve Sampo Bank's service quality and expects customer in- and outflows to return to normal in the second half of 2008.

To compensate for the inadequate service, Sampo Bank waived fees totalling DKr45m in the second quarter and will waive fees on certain retail services of almost DKr35m in the third quarter. In addition, Sampo Bank will naturally pay compensation to customers to satisfy all legitimate claims. In the period until June 30, 2008, compensation to individual customers amounted to DKr4m.

Since Easter, Sampo Bank has sold 18,000 new product packages and a satisfactory volume of cross-border solutions to business customers. These sales levels support the Group's projections for Sampo Bank's future competitiveness. Throughout the remainder of 2008, Sampo Bank will carry out a large number of product and marketing activities aimed at regaining its market position.

Despite the integration problems, the migration of Sampo Bank Finland has created a basis for realising planned synergies.

As a consequence, by the end of 2008, the Group expects to have incurred integration expenses for Sampo Bank equal to the total integration budget of DKr1.6bn, including DKr0.6bn in capitalised development costs.

Danske Bank shares

Danske Bank's overall financial objective is to provide its shareholders with a competitive return. Shareholder value is created through share price appreciation and dividend payments, which are driven by the underlying robustness of the Group's earnings.

Danske Bank shares are listed on the OMX Nordic Exchange and form part of the OMXC20 index.

Danske Bank shares in the first half of 2008

At the end of June 2008, the share capital was unchanged at DKr6,988m and consisted of 698,804,276 shares of a nominal value of DKr10 each. There is only one class of shares. The average daily trading volume of Danske Bank shares in the first half of 2008 was DKr465m, which made the shares the second most actively traded shares of the OMX C20 index.

DANSKE BANK SHARES (DKr)	June 30, 2008	Dec. 31, 2007
Share price	137.0	199.8
Market capitalisation (bn)	94	137
Book value per share	152.8	152.7
Share price/book value per share	0.9	1.3

The share price fell from DKr199.8 at December 31, 2007, to DKr137.0 at June 30, 2008, partly because of the crisis in the international financial markets. At the end of June 2008, the market capitalisation of Danske Bank amounted to DKr94bn.

Since 2003, Danske Bank shares have generated an average return to shareholders, including dividends, of 8% annually. Over the same period, the MSCI Europe Banks Index yielded a return, including dividends, of 5%.

DANSKE BANK SHARES VS. MSCI EUROPE BANKS


Index 2003 = 100
300
250
200
150
100
50
2003
2004
2005
2006
2007
2008
Danske Bank
MSCI Europe Banks

Senior management changes

Don Price, CEO of Northern Bank in Northern Ireland, retired on June 30, 2008. Gerry Mallon, former Deputy Chief Executive, has been appointed new CEO of Northern Bank and has joined the Group's Executive Committee.

Outlook for 2008

The past 12 months have been characterised by financial turbulence, including highly volatile capital markets, falling equity prices, a considerable widening of credit spreads and falling economic growth. In recent months, the outlook for general economic growth in Europe in both 2008 and 2009 has worsened.

Danish GDP growth is now expected to fall from 1.7% in 2007 to 1.0% in 2008. Economic growth rates in the Group's other markets are likely to fall as well but to remain above the euro-zone average of 1.4%. The Group now expects the weighted GDP growth for its markets to be 1.6% in 2008. At the beginning of the year, the estimate was 2.5%.

The financial turbulence and the weak real economic growth have led to more difficult earnings conditions for the financial sector. The Group's well-diversified business model, strong capital and liquidity base, and planned cost reductions in the coming years lay a solid foundation for earnings growth. In the short term, however, the financial turbulence and the fall in real economic growth make the Group's income estimates more uncertain than usual.

At the presentation of the interim report for the first quarter of 2008, the Group expected net profit for the full year to be 6-13% lower than in 2007, assuming a rise in income from banking activities of 4-7%. The Group still expects to realise this rise in income.

Operating expenses are still expected to increase around 2-4%.

The Group expects profit before credit loss expenses for the full year, excluding net trading income and net income from insurance business, to be 10-20% higher than the figure posted for 2007. This is in line with expectations at the presentation of the interim report for the first quarter of 2008.

Danske Markets and Danica Pension operate in particularly volatile markets, and net trading income and net income from insurance business depend greatly on future trends in securities prices. Customer-driven activities at Danske Markets are still likely to see a positive trend, but the Group expects total net trading income to be somewhat lower than in 2007. The Group still expects Danica Pension to record a loss and the booking of its risk allowance to be postponed.

Economic conditions have deteriorated significantly over a short period of time. The need for impairment charges has not accelerated, though, and the Group still expects its credit loss expenses to approach the average for a business cycle. Unstable market conditions and falling asset values may, however, lead to credit loss expenses above the average.

The Group still estimates that its effective tax rate will be 25%.

Because of the particularly volatile markets, the Group cannot make a meaningful estimate of net profit for the year within a narrow range. Net profit declined in the first half of 2008 because of the trend in the financial markets. The Group expects the trend in the capital markets to have a significant effect on net profit for the second half of 2008 as well.

Business areas

INCOME (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Banking Activities Denmark	10,027	9,635	104	5,254	4,773	4,940	4,884	4,788	19,459
Other banking activities in Denmark	723	959	75	245	478	566	402	468	1,927
Total Denmark	10,750	10,594	101	5,499	5,251	5,506	5,286	5,256	21,386
Banking Activities Finland	2,247	1,933	116	1,011	1,236	1,187	1,158	1,145	4,278
Banking Activities Sweden	1,418	1,320	107	730	688	710	627	668	2,657
Banking Activities Norway	1,469	1,265	116	795	674	671	678	644	2,614
Banking Activities Northern Ireland	1,042	1,185	88	524	518	589	643	584	2,417
Banking Activities Ireland	707	650	109	359	348	355	341	346	1,346
Banking Activities Baltics	483	303	159	263	220	238	209	188	750
Other non-Danish banking activities	185	188	98	94	91	94	106	95	388
Total international	7,551	6,844	110	3,776	3,775	3,844	3,762	3,670	14,450
Danske Markets	2,440	3,173	77	1,528	912	1,041	1,341	1,573	5,555
Danske Capital	909	954	95	439	470	514	485	497	1,953
Danica Pension	-837	669	-	-272	-565	180	269	358	1,118
Other Areas	1,008	363	-	572	436	139	99	260	601
Total Group	21,821	22,597	97	11,542	10,279	11,224	11,242	11,614	45,063

Banking Activities Finland and Baltics, Danske Markets and Danske Capital include figures for the Sampo Bank group as of February 2007.

Banking Activities caters to all types of retail and corporate customers. The Group's finance centres serve large businesses and private banking customers. Mortgage finance operations in Denmark are carried out through Realkredit Danmark. Real-estate agency operations are carried out by "home", Skandia Mäklarna and Fokus Krogsveen Nylander, the Group's real-estate agent chains. On January 1, 2008, the Group merged its Mortgage Finance and Banking Activities Denmark business areas. The presentation of the financial results of the Group's aggregate mortgage finance operations in Denmark thus corresponds to the presentation of such activities outside Denmark. The merger should be seen as a continuation of the strengthening of Realkredit Danmark's local presence in the retail market and its partnership with Danske Bank. Employees have transferred from Realkredit Danmark to Banking Activities Denmark to ensure that customers get the best mortgage finance services.

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange and equities; advisory services on mergers and acquisitions; and assistance with equity and debt issues in the international financial markets. Proprietary trading encompasses the Bank's short-term risk taking. Group Treasury is responsible for the Group's strategic fixed-income, foreign-exchange and equity portfolios. Institutional banking covers facilities with international financial institutions.

Danske Capital develops asset management products and services (wealth management) marketed through the Group's banking units and directly to businesses, institutional clients and external distributors. Danske Capital supports the advisory and asset management activities of the Group's banking units, and through Danske Bank International in Luxembourg, it provides international private banking services to clients outside the Group's home markets. Danske Capital is represented in Denmark, Sweden, Norway, Finland, Estonia, Lithuania and Luxembourg.

Danica Pension is a market leader in the Danish life insurance and pensions markets. Danica Pension targets both personal and corporate customers. Danica Pension markets its products primarily through its own insurance brokers and advisers and through the Bank's branch network.

Other Areas encompasses expenses for the Group's support functions and real property activities. Other Areas also covers eliminations, including the elimination of returns on own shares.



BRANCHES	EMPLOYEES	PRE-TAX PROFIT	MARKET SHARE OF LENDING
380	6,458	DKr4,471m	29.8%

Banking Activities Denmark

BANKING ACTIVITIES DENMARK (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	7,307	6,899	106	3,786	3,521	3,577	3,567	3,449	14,043
Net fee income	2,054	2,186	94	1,083	971	1,022	1,026	1,058	4,234
Net trading income	358	435	82	124	234	284	236	218	955
Other income	308	115	268	261	47	57	55	63	227
Total income	10,027	9,635	104	5,254	4,773	4,940	4,884	4,788	19,459
Integration expenses	55	68	81	30	25	56	80	55	204
Other operating expenses	4,914	4,664	105	2,574	2,340	2,357	2,149	2,404	9,170
Operating expenses	4,969	4,732	105	2,604	2,365	2,413	2,229	2,459	9,374
Profit before credit loss expenses	5,058	4,903	103	2,650	2,408	2,527	2,655	2,329	10,085
Credit loss expenses	587	-156	-	252	335	8	-38	163	-186
Profit before tax	4,471	5,059	88	2,398	2,073	2,519	2,693	2,166	10,271
Loans and advances (end of period)	1,005,836	938,130	107	1,005,836	1,000,668	985,306	954,820	938,130	985,306
Deposits (end of period)	306,911	302,959	101	306,911	316,702	299,190	300,031	302,959	299,190
Issued Realkredit Danmark bonds	602,219	580,310	104	602,219	611,061	630,844	591,261	580,310	630,844
Allocated capital (avg.)	38,089	33,879	112	38,626	37,552	35,514	34,653	34,130	34,486
Profit before credit loss expenses as % p.a. of allocated capital	26.6	28.9		27.4	25.6	28.5	30.6	27.3	29.2
Pre-tax profit as % p.a. of allocated capital (ROE)	23.5	29.9		24.8	22.1	28.4	31.1	25.4	29.8
Cost/income ratio (%)	49.6	49.1		49.6	49.5	48.8	45.6	51.4	48.2
Cost/income ratio, excluding integration expenses (%)	49.0	48.4		49.0	49.0	47.7	44.0	50.2	47.1

The presentations of Mortgage Finance and Banking Activities Denmark were merged on January 1, 2008. Comparative figures for 2007 have been restated.

- Profit before credit loss expenses on a par with the figure for the first half of 2007
- Lending up 7%
- Profitability remains high
- Danske Leasing established as part of Banking Activities Denmark on April 1, 2008

Financial turbulence and a slowdown in domestic economic growth adversely affected Banking Activities Denmark's performance in the first six months: Lending growth abated, and competition for customer deposits intensified.

Net interest income rose 6% over the level in the year-earlier period. Banking Activities Denmark raised lending rates in the first and second quarters, and combined with other factors, this lifted net interest income in the second quarter 8% above the first-quarter level. Wider lending margins thus more than compensated for the persistent competitive pressure on deposit margins.

Net fee income fell 6% below the figure for the same period a year ago, owing primarily to the substantial decline in trading volume in the capital markets and the introduction of no-fee product packages.

Trading volumes in the equity and bond markets rose from the historically low first-quarter level and were the primary drivers of a 12% rise in net fee income over the level in the first quarter.

The rise in Other income reflects the establishment of Danske Leasing as part of Banking Activities Denmark. On April 1, 2008, the Group transferred Nordania Leasing's activities within leasing of real property, construction and agricultural machinery, and capital and IT equipment in Denmark from Other Banking Activities to Banking Activities Denmark. Comparative figures have not been restated.

Total income rose 4% over the figure a year ago, with Danske Leasing activities accounting for 3 percentage points.

Operating expenses grew 5%, with 4 percentage points deriving from Danske Leasing activities and 1 point from expenses for the ongoing development of the Group's IT systems for increased digitalisation. The cost/income ratio remained below 50%.

The merger of Danske Bank and BG Bank in 2007 resulted in realised synergies of DKr44m in the first half of 2008.

Credit loss expenses amounted to DKr587m, against a net positive entry of DKr156m for the same period in 2007. Delinquency rates for loans provided by Realkredit Danmark rose only slightly from a very low level: At June 30, 860 loans out of a total of nearly 430,000 were in arrears.

Total lending rose 7% above the figure at June 30, 2007. Retail lending increased 4%, with home finance products accounting for most of the growth. Corporate lending was up 11%.

Deposits grew 1% over the level at June 30, 2007. Retail deposits were up 4%, while corporate deposits fell 2%. The market value of mortgage bonds issued to fund loans provided by Realkredit Danmark increased 4%.

Banking Activities Denmark's market share of lending, including mortgage loans, was 29.8% at June 30, 2008, against 29.9% at the end of 2007. The share of deposits was 30.2%, against 29.7% at the end of 2007.

In the first six months of 2008, Realkredit Danmark's share of net new lending on the Danish mortgage finance market grew 2.2 percentage points to 27.3%, owing primarily to an increase in corporate loans. The market share of retail loans was 23.3%, against 24.2% at the end of 2007.

Forecasts indicate that economic growth (GDP) in Denmark will be lower in 2008 than in 2007. The Bank expects the keen competition, primarily for deposits, to continue for the remainder of 2008.


123
EMPLOYEES
2,353
DKr48m
14.1%

Banking Activities Finland

BANKING ACTIVITIES FINLAND (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	1,596	1,288	124	800	796	765	769	780	2,822
Net fee income	505	556	91	143	362	332	322	326	1,210
Net trading income	11	5	220	-	11	9	12	-1	26
Other income	135	84	161	68	67	81	55	40	220
Total income	2,247	1,933	116	1,011	1,236	1,187	1,158	1,145	4,278
Amortisation of intangible assets	235	263	89	118	117	138	179	135	580
Integration expenses	411	96	-	239	172	161	112	84	369
Other operating expenses	1,560	1,144	136	800	760	688	602	694	2,434
Operating expenses	2,206	1,503	147	1,157	1,049	987	893	913	3,383
Profit before credit loss expenses	41	430	10	-146	187	200	265	232	895
Credit loss expenses	-7	3	-	21	-28	163	104	17	270
Profit before tax	48	427	11	-167	215	37	161	215	625
Profit before tax in local currency (€)	6	57	11	-23	29	5	22	28	84
Loans and advances (end of period)	166,679	154,574	108	166,679	167,778	164,179	159,738	154,574	164,179
Deposits (end of period)	88,855	88,956	100	88,855	93,306	96,515	93,705	88,956	96,515
Allocated capital (avg.)	7,625	7,298	104	7,484	7,765	7,639	7,257	7,297	7,374
Prof. bef. cred. loss exp. as % p.a. of all. cap.	1.1	14.1		-7.8	9.6	10.5	14.6	12.7	13.2
Pre-tax prof. as % p.a. of all. cap. (ROE)	1.3	14.0		-8.9	11.1	1.9	8.9	11.8	9.2
Cost/income ratio (%)	98.2	77.8		114.4	84.9	83.2	77.1	79.7	79.1
Cost/income ratio, excluding total integration expenses (%)	69.4	59.2		79.1	61.5	58.0	52.0	60.6	56.9

Comparative figures include the Sampo Bank group as of February 2007.

- Profit before credit loss expenses of DKr41m
- Lending up 8%
- Focus on IT operations and customer service
- Growth expected to continue

The economic climate in Finland remained favourable during the first six months of 2008.

Since the migration at Easter, Sampo Bank has operated on the Group's shared IT platform. The migration was difficult, however, as a number of system errors and breakdowns adversely affected customer service and led to customer outflow. In spite of significant improvements in the second quarter, the Group is not yet fully satisfied with operations and customer service at Sampo Bank, and steps have been taken to further improve system stability and service quality. The Group expects IT operations at Sampo Bank to stabilise in the third quarter of 2008.

Net interest income rose over the level a year ago. In addition to Sampo Bank's consolidation for an additional month, growth in lending and higher interest rates – which more than compensated for the pressure on lending margins – also contributed to the positive trend.

The DKr51m decline in net fee income was owing in particular to fee waivers in the second quarter totalling DKr45m to compensate for reduced customer service. The financial turbulence and the expected decline in business activity after the migration also affected fee income.

Two factors accounted for most of the rise in operating expenses: the consolidation for an additional month and, more importantly, total integration expenses. The migration to the shared platform naturally led to higher integration expenses in the first half of 2008. Since the acquisition, the Group has realised total annualised synergies of DKr154m. As previously announced, the Group expects to realise annual synergies of about DKr600m, with full accounting effect from 2010.

Total lending grew 8%. Retail lending rose 11%, and corporate lending was up 5%. Total deposits matched the level a year ago. Retail deposits were up 11%, and corporate deposits fell 10%. At June 30, 2008, Banking Activities Finland's market share of lending was 14.1%, against 14.6% a year earlier. Its share of deposits remained at 12.7%.

With economic conditions expected to remain favourable, Banking Activities Finland is likely to see continued growth in 2008, albeit more moderate than in 2007.



BRANCHES 59 | EMPLOYEES 947 | PRE TAX PROFIT DKr534m | MARKET SHARE OF LENDING 6.2%

Banking Activities Sweden

BANKING ACTIVITIES SWEDEN (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	979	913	107	507	472	489	444	454	1,846
Net fee income	358	336	107	178	180	176	144	175	656
Net trading income	54	45	120	28	26	26	26	24	97
Other income	27	26	104	17	10	19	13	15	58
Total income	1,418	1,320	107	730	688	710	627	668	2,657
Operating expenses	785	767	102	401	384	388	340	402	1,495
Profit before credit loss expenses	633	553	114	329	304	322	287	266	1,162
Credit loss expenses	99	91	109	32	67	7	-29	21	69
Profit before tax	534	462	116	297	237	315	316	245	1,093
Profit before tax in local currency (SKr)	674	570	118	373	301	394	393	304	1,357
Loans and advances (end of period)	178,809	146,832	122	178,809	167,561	161,562	154,603	146,832	161,562
Deposits (end of period)	60,431	51,178	118	60,431	57,130	57,368	53,018	51,178	57,368
Allocated capital (avg.)	8,067	6,505	124	8,367	7,766	7,396	6,940	6,499	6,839
Profit before credit loss expenses as % p.a. of allocated capital	15.7	17.0		15.7	15.7	17.4	16.5	16.4	17.0
Pre-tax profit as % p.a. of allocated capital (ROE)	13.2	14.2		14.2	12.2	17.0	18.2	15.1	16.0
Cost/income ratio (%)	55.4	58.1		54.9	55.8	54.6	54.2	60.2	56.3

- Profit before credit loss expenses up 14%
- Total income up 7%
- Lending growth of 22%
- Improved cost/income ratio
- Named best corporate bank in Sweden for the third year running

Banking Activities Sweden continued to see a healthy trend in business volume and lifted its market shares.

Good growth in lending and deposits compensated for the pressure on interest margins caused by higher funding costs and lifted net interest income 7%.

Net fee income showed an upward trend, rising 7%. Increases in business volume and customer-driven payments and financing activities more than compensated for the decline in fees for capital market transactions.

Operating expenses rose 2%, and the cost/income ratio improved further.

Lending continued to grow in the first half of 2008, increasing 22%. Lending to retail and corporate customers rose 14% and 26%, respectively. Corporate lending growth came primarily from facilities to large and medium-sized businesses, while sales of home finance products were a major driver of retail lending growth.

Deposits rose 18% above the level in the first half of 2007. Corporate deposits were up 15%, while deposits made by retail customers increased 24%. The *Sparkonto XL* deposit account remained very popular with customers. At the end of June 2008, this product accounted for 11% of total deposits.

At June 30, 2008, Banking Activities Sweden's market share of lending was 6.2%, against 5.7% a year earlier, while its share of deposits was 4.8%, against 4.4%.

Although economic growth is lower than in 2007, Banking Activities Sweden expects the positive trend in its business volume to continue for the remainder of 2008. The unrest in the financial markets and increasing money market rates are likely to cause demand for the bank's products to be subdued.


BRANCHES
55
EMPLOYEES
1,079
PRE TAX PROFIT
DKr523m
MARKET SHARE OF LENDING
6.1%

Banking Activities Norway

BANKING ACTIVITIES NORWAY (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	978	798	123	510	468	462	438	402	1,698
Net fee income	205	224	92	104	101	115	122	110	461
Net trading income	87	71	123	44	43	36	40	37	147
Other income	199	172	116	137	62	58	78	95	308
Total income	1,469	1,265	116	795	674	671	678	644	2,614
Operating expenses	900	815	110	478	422	390	413	408	1,618
Profit before credit loss expenses	569	450	126	317	252	281	265	236	996
Credit loss expenses	46	-10	-	18	28	55	8	-37	53
Profit before tax	523	460	114	299	224	226	257	273	943
Profit before tax in local currency (NKr)	559	499	112	318	241	241	271	295	1,011
Loans and advances (end of period)	155,406	118,228	131	155,406	144,327	136,346	130,960	118,228	136,346
Deposits (end of period)	57,442	57,482	100	57,442	56,417	57,624	57,737	57,482	57,624
Allocated capital (avg.)	7,049	4,983	141	7,410	6,688	6,113	5,491	5,119	5,396
Profit before credit loss expenses as % p.a. of allocated capital	16.1	18.1		17.1	15.1	18.4	19.3	18.4	18.5
Pre-tax profit as % p.a. of allocated capital (ROE)	14.8	18.5		16.1	13.4	14.8	18.7	21.3	17.5
Cost/income ratio (%)	61.3	64.4		60.1	62.6	58.1	60.9	63.4	61.9

- Profit before credit loss expenses up 26%
- Total income rose 16%
- Lending growth of 31%
- Improved cost/income ratio
- Fokus Leasing established as part of Banking Activities Norway on April 1, 2008

Banking Activities Norway continued to see a healthy trend in business volume and lifted its market shares.

The upward trend in total income was attributable to the favourable economic climate, the substantial inflow of new customers in recent years and the integration of Nordania Leasing activities into Banking Activities Norway under the name of Fokus Leasing.

The unit achieved a 23% rise in net interest income, primarily through increased lending to corporate customers, a repricing of the existing loan portfolio and wider deposit margins.

Net fee income was down 8% owing to a lower level of activity in the capital markets and savings areas.

Income from Fokus Leasing more than compensated for lower income at Fokus Bank's chain of real-estate agents, however.

Operating expenses rose 10% over the level a year earlier. The rise was due mainly to stronger activity and the transfer of Nordania Leasing activities to Banking Activities Norway. The increase in income led to an improvement in the cost/income ratio from 64.4% at June 30, 2007, to 61.3%.

Lending rose 31%. Lending to retail customers grew 11%, and lending to corporate customers increased 48%. Total deposits were on a par with the level a year ago. Retail deposits were up 8%, while corporate deposits were down 3%.

At June 30, 2008, Banking Activities Norway's market share of lending was 6.1%, against 5.5% a year earlier, while its share of deposits was 4.5%, against 4.8%.

Banking Activities Norway expects the development of its branch network in recent years to support the healthy trend in business volume. Economic growth is likely to be lower than in 2007, however.


BRANCHES
92
1,331
PRE-TAX PROFIT
DKr253m

Banking Activities Northern Ireland

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	792	890	89	392	400	438	474	445	1,802
Net fee income	186	245	76	91	95	120	126	117	491
Net trading income	53	42	126	32	21	27	40	18	109
Other income	11	8	138	9	2	4	3	4	15
Total income	1,042	1,185	88	524	518	589	643	584	2,417
Amortisation of intangible assets	65	228	29	-	65	87	104	115	419
Integration expenses	30	221	14	17	13	31	26	191	278
Other operating expenses	611	744	82	318	293	325	342	373	1,411
Operating expenses	706	1,193	59	335	371	443	472	679	2,108
Profit before credit loss expenses	336	-8	-	189	147	146	171	-95	309
Credit loss expenses	83	19	-	54	29	10	2	-11	31
Profit before tax	253	-27	-	135	118	136	169	-84	278
Profit before tax in local currency (£)	26	-3	-	14	12	11	16	-8	24
Loans and advances (end of period)	63,052	60,677	104	63,052	58,137	58,803	60,845	60,677	58,803
Deposits (end of period)	55,845	60,601	92	55,845	52,088	56,303	59,845	60,601	56,303
Allocated capital (avg.)	2,562	2,382	108	2,510	2,614	2,526	2,628	2,432	2,480
Profit before credit loss expenses as % p.a. of allocated capital	26.2	-0.7		30.1	22.5	23.1	26.0	-15.6	12.5
Pre-tax profit as % p.a. of allocated capital (ROE)	19.8	-2.3		21.5	18.1	21.5	25.7	-13.8	11.2
Cost/income ratio (%)	67.8	100.7		63.9	71.6	75.2	73.4	116.3	87.2
Cost/income ratio, excluding total integration expenses (%)	58.6	62.8		60.7	56.6	55.2	53.2	63.9	58.4

- Profit before credit loss expenses up DKr344m
- Lending growth of 22% in local currency
- Cost/income ratio, excluding total integration expenses, improved to 58.6%

In spite of the general slowdown in the financial markets, Banking Activities Northern Ireland continued its healthy growth in business volume in the first six months of 2008.

The pre-tax profit of Banking Activities Northern Ireland was DKr253m, up DKr280m from the negative DKr27m recorded for the first half of 2007.

Excluding total integration expenses, profit before credit loss expenses grew 13% to £45m owing to realised cost synergies. Net interest income in local currency was up 2% despite keen price competition. Net fee income, on the other hand, was down 12% in local currency owing to a lower level of activity in the first half of 2008.

The trend in the GBP exchange rate alone led to a fall in income of around DKr160m and a decline in pre-tax profit of around DKr40m.

Credit loss expenses reflect individual as well as collective impairment charges.

Measured in local currency, lending rose 22% over the level at June 30, 2007, and deposits grew 8%.

In spite of the general economic slowdown, Banking Activities Northern Ireland maintains its favourable outlook for financial results in light of the synergies realised and the prospect of stable lending margins.


Bank
66
649
DKr18m
4.9%

Banking Activities Ireland

BANKING ACTIVITIES IRELAND (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	589	513	115	302	287	287	285	265	1,085
Net fee income	81	93	87	39	42	48	41	55	182
Net trading income	32	38	84	18	14	16	13	23	67
Other income	5	6	83	-	5	4	2	3	12
Total income	707	650	109	359	348	355	341	346	1,346
Amortisation of intangible assets	17	51	33	-	17	26	25	26	102
Integration expenses	13	80	16	7	6	32	43	50	155
Other operating expenses	470	435	108	228	242	225	213	218	873
Operating expenses	500	566	88	235	265	283	281	294	1,130
Profit before credit loss expenses	207	84	246	124	83	72	60	52	216
Credit loss expenses	189	28	-	155	34	61	28	20	117
Profit before tax	18	56	32	-31	49	11	32	32	99
Profit before tax in local currency (€)	2	7	29	-4	6	2	4	4	13
Loans and advances (end of period)	75,365	63,465	119	75,365	71,836	69,433	66,732	63,465	69,433
Deposits (end of period)	24,284	22,488	108	24,284	23,874	23,982	23,307	22,488	23,982
Allocated capital (avg.)	3,082	2,751	112	3,128	3,035	3,213	3,214	2,901	2,984
Profit before credit loss expenses as % p.a. of allocated capital	13.4	6.1		15.9	10.9	9.0	7.5	7.2	7.2
Pre-tax profit as % p.a. of allocated capital (ROE)	1.2	4.1		-4.0	6.5	1.4	4.0	4.4	3.3
Cost/income ratio (%)	70.7	87.1		65.5	76.1	79.7	82.4	85.0	84.0
Cost/income ratio, excluding total integration expenses (%)	66.5	66.9		63.5	69.5	63.4	62.5	63.0	64.9

- Profit before credit loss expenses up DKr123m
- Total income rose 9%
- Lending growth of 19%

Banking Activities Ireland continued to feel the effects of the general economic slowdown, particularly in the property market.

Net interest income rose 15% mainly because deposit and lending growth remained strong and lending margins widened.

Net fee income was down 13% as the decline in income from sales of investment and capital market products exceeded the increase in other cross-selling income.

Operating expenses fell 12%. Excluding total integration expenses, operating expenses rose 8% owing to the expansion of the branch network and a higher level of activity. The cost/income ratio, excluding total integration expenses, was unchanged.

A generally higher level of impairment charges caused a rise in credit loss expenses. Collective impairment charges for customer segments expected to feel the impact of the general economic slowdown have increased significantly.

Lending rose 19% above the figure at the end of June 2007. Retail lending was up 14% owing mainly to a larger volume of home loans with an average loan-to-value ratio below 42%. Lending to corporate customers grew 22%. Deposits grew 8%. Retail deposits were up 5%, while corporate deposits grew 12%. At June 30, 2008, Banking Activities Ireland's market share of lending was 4.9%, against 4.7% a year earlier, while its share of deposits was unchanged at 3.3%.

The expansion of the branch network proceeds as planned, with four new branches scheduled to open in 2008 in addition to the five opened in 2007. Five existing branches will be merged with larger neighbouring branches.

Although economic growth has slowed down significantly since 2007, Banking Activities Ireland expects the positive trend in its business volume to continue in 2008. The unrest in the financial markets, increasing money market rates, falling activity in the construction sector and falling house prices are likely to cause customer activity to be lower and demand for the bank's products to be subdued. In addition, economic trends are subject to increased uncertainty.



BRANCHES 46 | EMPLOYEES 1,298 | PRE-TAX PROFIT DKr175m

Banking Activities Baltics

BANKING ACTIVITIES BALTICS (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	325	220	148	163	162	169	148	137	537
Net fee income	80	52	154	44	36	43	37	32	132
Net trading income	70	22	318	52	18	22	22	13	66
Other income	8	9	89	4	4	4	2	6	15
Total income	483	303	159	263	220	238	209	188	750
Integration expenses	14	-	-	11	3	5	-	-	5
Other operating expenses	253	183	138	124	129	135	103	111	421
Operating expenses	267	183	146	135	132	140	103	111	426
Profit before credit loss expenses	216	120	180	128	88	98	106	77	324
Credit loss expenses	41	33	124	26	15	9	12	17	54
Profit before tax	175	87	201	102	73	89	94	60	270
Loans and advances (end of period)	29,164	22,605	129	29,164	27,833	26,875	24,848	22,605	26,875
Deposits (end of period)	11,502	9,153	126	11,502	11,503	11,557	10,512	9,153	11,557
Allocated capital (avg.)	1,441	1,152	125	1,472	1,409	1,330	1,256	1,199	1,223
Profit before credit loss expenses as % p.a. of allocated capital	30.0	25.0		34.8	25.0	29.5	33.8	25.7	28.9
Pre-tax profit as % p.a. of allocated capital (ROE)	24.3	18.1		27.7	20.7	26.8	29.9	20.0	24.1
Cost/income ratio (%)	55.3	60.4		51.3	60.0	58.8	49.3	59.0	56.8
Cost/income ratio, excluding integration expenses (%)	52.4	60.4		47.1	58.6	56.7	49.3	59.0	56.1

PROFIT BEFORE TAX (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Estonia	179	74	242	120	59	73	67	50	214
Latvia	-17	-1	-	-17	-	1	2	1	2
Lithuania	13	14	93	-1	14	15	25	9	54
Total Banking Activities Baltics	175	87	201	102	73	89	94	60	270

Comparative figures include the Sampo Bank group as of February 2007.

- Pre-tax profit doubled
- Lending up 29%
- Improved profitability

Banking Activities Baltics continued to generate business growth in the first half of 2008.

Profit before tax for the first half of the year was DKr175m, double the DKr87m for the same period in 2007. The consolidation of Sampo Bank for an additional month increased both income and expenses.

Net interest income rose as a result of healthy lending growth and stable lending and deposit margins.

Income from payment services and trade in foreign-exchange products rose as a result of increased customer activity.

The 46% rise in operating expenses was owing to an increase in activity and to integration expenses. The gradual migration of Banking Activities Baltics to the shared IT platform began at the end of 2007 and is scheduled for completion in 2009. The cost/income ratio, excluding total integration expenses, improved from 60.4% to 52.4%.

In June 2008, the Group rebranded its three Baltic subsidiaries and converted them into branches.

Total lending grew 29%. Lending to both retail and corporate customers rose 29%. Deposits grew 26%. Retail deposits were up 22%, while corporate deposits grew 27%.

Economic growth in the Baltic countries is likely to slow down significantly throughout 2008. Macroeconomic trends will affect the banks' risk appetite. Increasing integration expenses will also influence results for the remainder of 2008.


EMPLOYEES
318
PRE-TAX PROFIT
DKr199m

Other Banking Activities

OTHER BANKING ACTIVITIES (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	184	250	74	78	106	110	121	125	481
Net fee income	41	53	77	16	25	24	24	24	101
Net trading income	20	24	83	9	11	18	22	16	64
Other income	663	820	81	236	427	508	341	398	1,669
Total income	908	1,147	79	339	569	660	508	563	2,315
Operating expenses	650	776	84	229	421	429	339	393	1,544
Profit before credit loss expenses	258	371	70	110	148	231	169	170	771
Credit loss expenses	59	-7	-	-1	60	105	168	-7	266
Profit before tax	199	378	53	111	88	126	1	177	505
Loans and advances (end of period)	24,551	33,750	73	24,551	34,654	34,398	34,123	33,750	34,398
Deposits (end of period)	4,175	4,304	97	4,175	4,375	4,474	4,324	4,304	4,474
Allocated capital (avg.)	1,999	2,260	88	1,619	2,379	2,310	2,255	2,263	2,272
Profit before credit loss expenses as % p.a. of allocated capital	25.8	32.8		27.2	24.9	40.0	30.0	30.0	33.9
Pre-tax profit as % p.a. of allocated capital (ROE)	19.9	33.5		27.4	14.8	21.8	0.2	31.3	22.2
Cost/income ratio (%)	71.6	67.7		67.6	74.0	65.0	66.7	69.8	66.7

PROFIT BEFORE TAX (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Nordania Leasing	85	236	36	39	46	155	81	105	472
Banking Activities Germany	80	118	68	56	24	-53	-102	61	-37
Banking Activities Poland	34	24	142	16	18	24	22	11	70
Total Other Banking Activities	199	378	53	111	88	126	1	177	505

- Profit before tax down 47%

At Nordania Leasing, profit before tax was down DKr151m to DKr85m in the first half of 2008. On April 1, 2008, part of Nordania Leasing's activities was transferred to Banking Activities Denmark and Banking Activities Norway. This caused a fall of DKr57m in profit before tax. Lower earnings on the sale of lease assets along with higher expenses and increased credit loss expenses also contributed to the decline.

Profit before tax at Banking Activities Germany fell 32%. The decline was the result of increased funding costs and losses incurred on a few facilities.

At Banking Activities Poland, profit before tax grew 42%. As high lending growth more than compensated for margin pressures, increased net interest income was the prime driver of the rise.

Operating expenses fell 16% below the level in the first half of 2007, primarily as a result of the transfer of part of Nordania Leasing's activities to Banking Activities Denmark and Banking Activities Norway.

Other Banking Activities expects a higher level of activity for the remainder of 2008.


EMPLOYEES
911
TOTAL INCOME
DKr2,440m
PRE-TAX PROFIT
DKr1,075m

Danske Markets

DANSKE MARKETS (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Total income	2,440	3,173	77	1,528	912	1,041	1,341	1,573	5,555
Operating expenses	1,365	1,364	100	624	741	681	585	690	2,630
Profit before credit loss expenses	1,075	1,809	59	904	171	360	756	883	2,925
Credit loss expenses	-	5	-	-	-	10	-	-	15
Profit before tax	1,075	1,804	60	904	171	350	756	883	2,910
Loans and advances (end of period)	48,606	39,591	123	48,606	51,393	61,127	62,429	39,591	61,127
Deposits (end of period)	253,028	154,288	164	253,028	228,510	182,081	185,541	154,288	182,081
Allocated capital (avg.)	2,310	1,976	117	2,480	2,141	2,053	379	408	1,593
Profit before credit loss expenses as % p.a. of allocated capital	93.1	183.1		145.8	31.9	70.1	797.9	865.7	183.6
Pre-tax profit as % p.a. of allocated capital (ROE)	93.1	182.6		145.8	31.9	68.2	797.9	865.7	182.7
Cost/income ratio (%)	55.9	43.0		40.8	81.3	65.4	43.6	43.9	47.3

TOTAL INCOME (DKr m)									
Trading activities	3,325	2,398	139	1,580	1,745	1,069	952	1,274	4,419
Proprietary trading	-945	284	-	-532	-413	176	-31	-13	429
Group Treasury	-180	244	-	350	-530	-353	298	182	189
Institutional banking	240	247	97	130	110	149	122	130	518
Total Danske Markets	2,440	3,173	77	1,528	912	1,041	1,341	1,573	5,555

Comparative figures include the Sampo Bank group as of February 2007.

- Significantly lower pre-tax profit owing to market-value adjustments of bonds and equities
- Satisfactory results for trading activities driven by growth in customer activity and good trading performance
- Fixed-income and equity markets expected to remain highly volatile

Pre-tax profit fell 40% from DKr1,804m in the first half of 2007 to DKr1,075m.

The financial markets were very turbulent in the first half of 2008. This situation lifted trading volume and income from trading activities but adversely affected the Group's portfolio of short- and medium-term bonds. The persistent credit and liquidity crisis has significantly widened credit spreads even of highly rated bonds under supervision. As a result, proprietary trading activities generated a highly unsatisfactory income. Income from equity trading was also below the level in the first half of 2007.

Institutional investors are still wary about Danish equities, and their cautiousness affected market stability. The Danish OMX C20 index saw a fall of 8.6%, against a rise of 9.6% in the first half of 2007.

Driven by good customer activity in particular, the first quarter's satisfactory trend in income from trading in fixed-income and foreign-exchange products continued in the second, which saw an income rise of 39% over the figure for the first half of 2007. Consequently, the result for the first half of the year was very satisfactory.

Income from Group Treasury activities benefited considerably from gains on the settlement of securitisation transactions and value adjustments of unlisted shares. Because of the continued widening of spreads throughout the second quarter, Danske Markets' portfolios of mortgage bonds and covered bonds detracted from the unit's result.

Operating expenses remained stable at the level recorded for the first half of 2007.

Danske Markets expects the strong activity to continue throughout 2008. The current financial unrest will have a significant effect on the result for the coming period.

EMPLOYEES	PRE-TAX PROFIT	SHARE OF NORDIC MARKET
592	DKr422m	11%

Danske Capital

DANSKE CAPITAL (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Total income	909	954	95	439	470	514	485	497	1,953
Amortisation of intangible assets	18	15	120	8	10	8	11	9	34
Other operating expenses	452	407	111	224	228	231	226	209	864
Operating expenses	470	422	111	232	238	239	237	218	898
Profit before credit loss expenses	439	532	83	207	232	275	248	279	1,055
Credit loss expenses	17	-1	-	15	2	-1	-	-1	-2
Profit before tax	422	533	79	192	230	276	248	280	1,057
Loans and advances (end of period)	27,692	24,125	115	27,692	27,677	27,197	25,602	24,125	27,197
Deposits (end of period)	11,144	8,888	125	11,144	11,211	8,836	8,900	8,888	8,836
Allocated capital (avg.)	782	693	113	783	781	794	741	700	731
Cost/income ratio (%)	51.7	44.2		52.8	50.6	46.5	48.9	43.9	46.0
Cost/income ratio, excluding amortisation of intangible assets (%)	49.7	42.7		51.0	48.5	44.9	46.6	42.1	44.2
Assets under management (DKr bn)	572	640	89	572	581	623	639	640	623

Comparative figures include the Sampo Bank group as of February 2007.

- Profit before credit loss expenses down 17%
- Income down 5%
- Reversal of positive business trend due to financial turbulence

Danske Capital's income fell 5% to DKr909m. Units outside Denmark accounted for 58% of total income.

The main reason for the fall in income was the turbulence in the capital markets, which led to an 11% decline in assets under management. In addition, income as a percentage of assets under management fell slightly because the proportion of equities decreased. Lower trading volume also reduced income from trading activities.

Operating expenses rose 11%. The increase was owing mainly to the expansion of activities outside Denmark, with 5 percentage points reflecting the consolidation of Sampo Bank for an additional month.

Danske Capital's net sales were adversely affected by the considerable turbulence in the international capital markets that reduced both the value of assets under management and customers' risk appetite. Net sales totalled a negative DKr2.1bn, with sales to institutional clients of DKr4.9bn and negative sales to retail customers of Danske Capital's Asset Management unit of DKr7.0bn. Net sales of unit trust certificates issued by other suppliers and structured products totalled DKr0.5bn.

Danske Capital's market share of unit trust business in the Nordic region was 11% at the end of June 2008 – the same level as at December 31, 2007. Danske Capital was strongest in Denmark (market share of 33%) and in Finland (market share of 17%).

The unit trust business saw above-benchmark returns in 44% of the funds marketed in Denmark and internationally. Of equity-based funds, 64% saw above-benchmark returns, while returns in bond-based funds were generally below benchmark.

On May 7, 2008, Danske Bank A/S acquired all of the shares of Danske Invest Administration A/S at a price of DKr80m, including transaction costs.

For the remainder of 2008, Danske Capital expects business volume to continue to decline as a result of the unrest in the financial markets and the earnings trend to be weaker than forecast at the beginning of the year.



EMPLOYEES 960 | NET INCOME DKr-837m | TOTAL PREMIUMS DKr11,216m

Danica Pension

DANICA PENSION (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Share of technical provisions	552	526	105	282	270	257	257	262	1,040
Unit-linked business	-26	-20	130	-20	-6	14	12	-5	6
Health and accident business	-55	-57	96	-27	-28	-24	-31	-30	-112
Return on investments	-468	469	-	-81	-387	73	168	273	710
Financing result	-288	-249	-	-144	-144	-140	-137	-142	-526
Postponed risk allowance	-552	-	-	-282	-270	-	-	-	-
Net income from insurance business	-837	669	-	-272	-565	180	269	358	1,118
Premiums, insurance contracts	9,565	8,297	115	4,684	4,881	4,912	3,926	3,932	17,135
Premiums, investment contracts	1,651	840	197	945	706	618	347	412	1,805
Provisions, insurance contracts	207,801	212,698	98	207,801	209,816	212,536	213,769	212,698	212,536
Provisions, investment contracts	10,559	7,772	136	10,559	9,680	9,978	7,879	7,772	9,978
Customer funds, investment assets									
Danica Traditionel	174,577	181,774	96	174,577	177,894	181,191	182,003	181,774	181,191
Danica Balance	6,910	4,576	151	6,910	6,119	5,717	5,217	4,576	5,717
Danica Link	22,820	23,454	97	22,820	23,611	24,370	24,186	23,454	24,370
Allocated capital (avg.)	5,206	4,906	106	5,269	5,142	4,884	4,845	4,879	4,885
Net income as % p.a. of allocated cap.	-32.2	27.3		-20.6	-44.0	14.7	22.2	29.4	22.9

- Premiums up 23%
- Booking of risk allowance of DKr552m postponed
- Negative return on Danica Traditionel investments of 2.2%

Total premiums rose to DKr11.2bn, or 23% over the level in the first half of 2007. Premiums on market-based products sold in Denmark rose 16%.

Net income from insurance business fell from DKr669m in the first half of 2007 to a negative DKr837m in the first half of 2008. The decline was caused partly by a negative return on investments as a result of falling equity and bond prices and partly by a negative return on customer funds of 2.2%. Consequently, it was not possible to book the risk allowance in the second quarter either. The Group can book the risk allowance of DKr552m at a later date – with no time restrictions – if the return on investments permits.

In Sweden, the growth in premiums in the first quarter continued in the second, resulting in a total increase of DKr830m over the figure for the first half of 2007. Premiums from the new *Depåförsäkring* product stood at DKr865m for the first half of the year. In Norway, premiums rose 42% to DKr393m.

In July, Danica began selling life insurance policies in the Republic of Ireland. The products are sold through Banking Activities Ireland.

The return on customer funds invested in *Danica Traditionel* was a negative 2.2% in the first half of 2008, against a negative 0.4% in the first half of 2007. The return on equities was a negative 12.0%, whereas the return on bonds, including derivatives, was a positive 0.8%. The rise in interest rates led to a fall in Danica's obligations. Including a change in additional provisions, the return on customer funds was a negative 1.3%, against a positive 2.9% in the first half of 2007.

The collective bonus potential amounted to DKr7.6bn, down DKr5.9bn since the end of 2007. An additional 28% fall in equity prices would have reduced the collective bonus potential to DKr0 at June 30, 2008. A 1.0 percentage point rise in interest rates would have reduced the collective bonus potential by DKr4.2bn and shareholders' equity by DKr0.1bn.

Danica's financial strength is good, and it has a solvency ratio of 257%.

With unchanged interest rates, equity prices would have to rise around 13% above the level at the end of June to enable the Group to book the full risk allowance for 2008.

To illustrate the value creation of the unit-linked business, Danica Pension has calculated the value of unit-linked business in Denmark according to the European Embedded Value principles. The embedded value was DKr2,064m at June 30, up DKr85m from the level at December 31, 2007. The fall in equity prices in the first half of 2008 adversely affected this value. The embedded value should be compared with a carrying amount of DKr356m.


PRE-TAX PROFIT
DKr893m

Other Areas

OTHER AREAS (DKr m)	First half 2008	First half 2007	Index 08/07	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Full year 2007
Net interest income	29	-59	-	63	-34	-33	-34	-31	-126
Net fee income	-12	-5	-	-8	-4	-	2	1	-3
Net trading income	371	113	-	317	54	33	93	234	239
Other income	620	314	197	200	420	139	38	56	491
Total income	1,008	363	278	572	436	139	99	260	601
Integration expenses	-	-	-	-	-	-	-	-54	-
Other operating expenses	115	209	55	180	-65	181	74	150	464
Operating expenses	115	209	55	180	-65	181	74	96	464
Profit before credit loss expenses	893	154	-	392	501	-42	25	164	137
Credit loss expenses	-	-	-	-	-	-	-	1	-
Profit before tax	893	154	-	392	501	-42	25	163	137

PROFIT BEFORE TAX (DKr m)									
Real property	562	135	-	197	365	45	43	68	223
Own shares	329	103	-	264	65	86	89	224	278
Other, including Group support functions	2	-84	-	-69	71	-173	-107	-129	-364
Total Other Areas	893	154	-	392	501	-42	25	163	137

Comparative figures include the Sampo Bank group as of February 2007.

Other Areas comprises real property, Group support functions and the elimination of returns on own shares and bonds, among other things.

Profit before tax amounted to DKr893m, against DKr154m in the first half of 2007. The upward trend was owing primarily to the elimination of returns on own shares and proceeds of some DKr400m from property sales, which lifted net trading income.

In accordance with accounting regulations, the return on customer savings invested in Danske Bank shares is recognised in the income statement, while the return on the share investment is eliminated in the financial statements. This elimination led to income of DKr329m in the first half of 2008, against DKr103m in the first half of 2007.

Income statement – Danske Bank Group

(DKr m)	First half 2008	First half 2007	Q2 2008	Q2 2007
Interest income	73,618	60,056	36,928	30,500
Interest expense	54,882	44,483	27,362	22,567
Net interest income	18,736	15,573	9,566	7,933
Fee income	5,930	6,094	2,783	3,152
Fee expenses	1,882	1,686	855	882
Net trading income	-2,343	4,639	-56	2,821
Other income	2,572	2,268	1,288	829
Net premiums	9,506	8,246	4,749	3,991
Net insurance benefits	10,440	12,211	5,899	6,064
Income from associated undertakings	264	174	220	115
Profit on sale of associated and subsidiary undertakings	-	-	-	-
Staff costs and administrative expenses	11,861	11,303	6,124	6,029
Amortisation and depreciation	1,594	1,727	740	915
Credit loss expenses	1,114	5	572	183
Profit before tax	7,774	10,062	4,360	4,768
Tax	1,967	2,433	1,120	961
Net profit for the period	5,807	7,629	3,240	3,807
Portion attributable to				
Shareholders of Danske Bank A/S (the "Parent Company")	5,805	7,603	3,239	3,782
Minority interests	2	26	1	25
Net profit for the period	5,807	7,629	3,240	3,807
Earnings per share (DKr)	8.4	11.1	4.7	5.5
Diluted earnings per share (DKr)	8.4	11.1	4.7	5.5

Balance sheet – Danske Bank Group

(DKr m)	June 30, 2008	Dec. 31, 2007
ASSETS		
Cash in hand and demand deposits with central banks	15,473	13,861
Due from credit institutions and central banks	378,895	345,959
Trading portfolio assets	756,536	652,137
Financial investment securities	46,085	37,651
Assets held for sale	223	59
Loans and advances	1,360,989	1,360,413
Loans and advances at fair value	632,474	627,809
Assets under pooled schemes and unit-linked investment contracts	40,238	40,758
Assets under insurance contracts	183,226	190,223
Holdings in associated undertakings	1,084	1,128
Intangible assets	29,100	29,296
Investment property	4,566	4,904
Tangible assets	9,080	9,312
Current tax assets	589	690
Deferred tax assets	600	635
Other assets	32,617	34,695
Total assets	3,491,775	3,349,530
LIABILITIES		
Due to credit institutions and central banks	648,939	677,355
Trading portfolio liabilities	427,848	331,547
Deposits	979,367	923,995
Issued Realkredit Danmark bonds	488,593	518,693
Deposits under pooled schemes and unit-linked investment contracts	47,619	50,260
Liabilities under insurance contracts	209,123	213,419
Other issued bonds	462,089	402,391
Current tax liabilities	717	1,142
Deferred tax liabilities	3,440	3,397
Other liabilities	62,906	63,951
Subordinated debt	56,329	59,025
Total liabilities	3,386,970	3,245,175
SHAREHOLDERS' EQUITY		
Share capital	6,988	6,988
Foreign currency translation reserve	-11	-30
Proposed dividends	-	5,940
Profit brought forward	97,795	91,325
Shareholders of the Parent Company	104,772	104,223
Minority interests	33	132
Total shareholders' equity	104,805	104,355
Total liabilities and equity	3,491,775	3,349,530

Statement of capital - Danske Bank Group

(DKr m)

Changes in shareholders' equity

	Shareholders of the Parent Company						
	Share capital	Foreign currency translation reserve	Proposed dividends	Profit brought forward	Total	Minority interests	Total
Shareholders' equity at January 1, 2008	6,988	-30	5,940	91,325	104,223	132	104,355
Translation of foreign units	-	-414	-	-	-414	-	-414
Foreign unit hedges	-	433	-	-	433	-	433
Tax on entries on shareholders' equity	-	-	-	141	141	-	141
Net gains not recognised in the income statement	-	19	-	141	160	-	160
Net profit for the period	-	-	-	5,805	5,805	2	5,807
Total income	-	19	-	5,946	5,965	2	5,967
Dividends paid	-	-	-5,940	109	-5,831	-101	-5,932
Acquisition of own shares	-	-	-	-14,532	-14,532	-	-14,532
Sale of own shares	-	-	-	14,928	14,928	-	14,928
Share-based payments	-	-	-	19	19	-	19
Addition of minority interests	-	-	-	-	-	-	-
Shareholders' equity at June 30, 2008	6,988	-11	-	97,795	104,772	33	104,805
Shareholders' equity at January 1, 2007	6,988	9	5,416	82,713	95,126	46	95,172
Translation of foreign units	-	71	-	-	71	-	71
Foreign unit hedges	-	-77	-	-	-77	-	-77
Tax on entries on shareholders' equity	-	-	-	196	196	-	196
Net gains not recognised in the income statement	-	-6	-	196	190	-	190
Net profit for the period	-	-	-	7,603	7,603	26	7,629
Total income	-	-6	-	7,799	7,793	26	7,819
Dividends paid	-	-	-5,416	100	-5,316	-	-5,316
Acquisition of own shares	-	-	-	-17,462	-17,462	-	-17,462
Sale of own shares	-	-	-	17,246	17,246	-	17,246
Share-based payments	-	-	-	19	19	-	19
Addition of minority interests	-	-	-	-	-	1	1
Shareholders' equity at June 30, 2007	6,988	3	-	90,415	97,406	73	97,479

	June 30, 2008	Dec. 31, 2007	June 30, 2007
Share capital (DKr)	6,988,042,760	6,988,042,760	6,988,042,760
Number of shares	698,804,276	698,804,276	698,804,276
Number of shares outstanding	685,820,495	683,603,250	683,689,548
Average number of shares outstanding (diluted) (period)	685,616,819	684,871,290	685,631,521

Statement of capital – Danske Bank Group

(DKr m)	June 30, 2008	Jan. 1, 2008	Dec. 31, 2007
Solvency			
Shareholders' equity	104,805	104,355	104,355
Revaluation of domicile property	1,733	1,873	1,873
Pension obligations at fair value	108	381	381
Tax effect	-45	-101	-101
Minority interests	3,003	3,017	3,017
Shareholders' equity calculated in accordance with the rules of the Danish FSA	109,604	109,525	109,525
Proposed dividends	-2,323	-5,940	-5,940
Intangible assets of banking business	-29,184	-29,411	-29,411
Deferred tax assets	-517	-499	-499
Deferred tax on intangible assets	1,496	1,464	1,464
Revaluation of real property	-1,186	-1,602	-1,602
Core (tier 1) capital, excluding hybrid core capital	77,890	73,537	73,537
Hybrid core capital	13,745	12,977	12,977
Difference between expected losses and impairment charges	-658	-906	-
Statutory deduction for insurance subsidiaries	-2,267	-2,230	-2,230
Other statutory deductions	-19	-18	-18
Core (tier 1) capital	88,691	83,360	84,266
Subordinated debt, excluding hybrid core capital	36,242	34,714	34,714
Hybrid core capital	1,962	3,477	3,477
Revaluation of real property	1,186	1,602	1,602
Difference between expected losses and impairment charges	-658	-906	-
Statutory deduction for insurance subsidiaries	-2,267	-2,230	-2,230
Other statutory deductions	-19	-18	-18
Capital base	125,137	119,999	121,811
Capital requirements			
Credit risk, IRB approach	38,182	45,040	
Credit risk, standardised approach	18,930	17,471	
Counterparty risk	2,776	2,142	
Total credit risk	59,888	64,653	96,915
Market risk	5,139	5,812	8,117
Operational risk	6,041	5,895	
Capital requirement under Pillar I	71,068	76,359	105,032
Pillar II and transition rules	29,245	18,170	
Total capital requirement	100,313	94,529	105,032
Total risk-weighted assets	888,354	954,483	1,312,906
Core (tier 1) capital ratio, excluding hybrid core capital (%)	8.77	7.70	5.60
Core (tier 1) capital ratio (%)	9.98	8.73	6.42
Solvency ratio (%)	14.09	12.57	9.28

As of 2008, the solvency and core capital ratios are calculated in accordance with the CRD. Solvency and core capital ratios for 2007 are calculated in accordance with the rules of the Danish FSA in force at that time (Basel 1).

Cash flow statement – Danske Bank Group

(DKr m)	First half 2008	First half 2007
Cash flow from operations		
Net profit for the period	5,807	7,629
Adjustment for non-liquid items in the income statement	-1,989	2,226
Cash flow from operating capital	13,493	39,145
Total	17,311	49,000
Cash flow from investing activities		
Acquisition/sale of business units	-129	-19,525
Acquisition/sale of own shares	396	-197
Acquisition of intangible assets	-484	-61
Acquisition/sale of tangible assets	-877	-1,020
Total	-1,094	-20,803
Cash flow from financing activities		
Changes in subordinated debt and hybrid core capital	-991	1,121
Dividends	-5,831	-5,316
Change in minority interests	-97	27
Total	-6,919	-4,168
Cash and cash equivalents, beginning of period	338,327	264,610
Changes in cash and cash equivalents	9,290	12,759
Acquisition/sale of business units	8	11,270
Cash and cash equivalents, end of period	347,625	288,639

Notes – Danske Bank Group

Note

1 **Significant accounting policies**

The Danske Bank Group's interim report for the first half of 2008 has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and additional Danish disclosure requirements for interim financial reports of listed financial institutions.

The Group has not changed its significant accounting policies from those followed in Annual Report 2007, which provides a full description of the Group's significant accounting policies.

For a detailed description of the Group's significant risks and external conditions that may affect the Group, see Annual Report 2007 and Risk Management 2007.

Change in financial highlights

The Other Areas business area previously covered capital costs, including costs for subordinated debt and long-term funding. Beginning on January 1, 2008, these costs are allocated to the relevant business areas of the Group. Moreover, income and costs relating to CDS transactions hedging the credit risk of a portfolio of mortgage loans are allocated to Danske Markets.

For the first half of 2008, this change raises net interest income by DKr136m and net fee income by DKr220m, but lowers net trading income by DKr356m. Comparative figures have been restated, with the following results for 2007: an increase in net interest income of DKr131m, an increase in net fee income of DKr378m and a decrease in net trading income of DKr509m.

Accordingly, Other Areas now comprises income and expenses relating to real property, Group support functions and the elimination of returns on own shares and bonds.

Change in segmentation

On January 1, 2008, the Group merged the presentation of its Mortgage Finance and Banking Activities Denmark business areas. The presentation of the financial results of the Group's mortgage finance operations in Denmark now corresponds to the presentation of results for such activities outside Denmark. Comparative figures have been restated.

On April 1, 2008, the activities of Nordania Leasing within leasing of real property, construction and agricultural machinery, and capital and IT equipment to customers were transferred from Other Banking Activities to Banking Activities Denmark and Banking Activities Norway. This caused a fall of DKr57m in the profit before tax of Other Banking Activities. Comparative figures have not been restated.

Standards and interpretations not yet in force

The International Accounting Standards Board (IASB) has issued a number of international accounting standards that have not yet come into force. Similarly, the International Financial Reporting Interpretations Committee (IFRIC) has issued a number of interpretations that have not yet come into force.

None of these is expected to materially affect the Group's future financial reporting.

Notes – Danske Bank Group

Note	(DKr m)								
2	**Business segments – first half 2008**								

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other areas	Total	Reclassi-fication	Highlights
Interest income	52,359	47,132	942	3,149	-29,964	73,618		
Interest expense	39,609	44,352	820	215	-30,114	54,882		
Net interest income	12,750	2,780	122	2,934	150	18,736	-5,835	12,901
Net fee income	3,510	123	773	-347	-11	4,048	223	4,271
Net trading income	685	-696	22	-2,603	249	-2,343	5,861	3,518
Other income	1,341	4	1	653	573	2,572	-604	1,968
Net premiums	-	-	-	9,506	-	9,506	-9,506	-
Net insurance benefits	-	-	-	10,440	-	10,440	-10,440	-
Income from equity investments	15	229	-9	-18	47	264	-264	-
Net income from insurance business	-	-	-	-	-	-	-837	-837
Total income	18,301	2,440	909	-315	1,008	22,343	-522	21,821
Operating expenses	10,983	1,365	470	522	115	13,455	-522	12,933
Credit loss expenses	1,097	-	17	-	-	1,114	-	1,114
Profit before tax	6,221	1,075	422	-837	893	7,774	-	7,774
Loans and advances, excluding reverse transactions	1,693,562	48,606	27,672	-	-24,037	1,745,803	-	1,745,803
Other assets	299,952	3,768,726	16,236	230,224	-2,569,166	1,745,972	-	1,745,972
Total assets	1,993,514	3,817,332	43,908	230,224	-2,593,203	3,491,775	-	3,491,775
Deposits, excluding repo deposits	609,445	253,028	11,144	-	-1,244	872,373	-	872,373
Other liabilities	1,314,156	3,561,994	31,982	225,018	-2,618,553	2,514,597	-	2,514,597
Allocated capital	69,913	2,310	782	5,206	26,594	104,805	-	104,805
Total liabilities and equity	1,993,514	3,817,332	43,908	230,224	-2,593,203	3,491,775	-	3,491,775
Internal income	6,665	9,493	394	1,201	-17,753	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	17.8	93.1	107.9	-32.2	-	14.8		
Cost/income ratio (%)	60.0	55.9	51.7	-	-	60.2		
Full-time-equivalent staff (avg.)	14,388	900	559	954	6,958	23,759		

In its financial highlights, the Group recognises profit contributed by Danske Markets as net trading income and profit contributed by Danica Pension as net income from insurance business. The Reclassification column aggregates profit contributions.

Notes – Danske Bank Group

Note	(DKr m)								
2	**Business segments – first half 2007**								
(cont'd)		Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other areas	Total	Reclassi-fication	Highlights
	Interest income	43,742	37,254	687	3,165	-24,792	60,056		
	Interest expense	31,971	36,592	595	190	-24,865	44,483		
	Net interest income	11,771	662	92	2,975	73	15,573	-3,769	11,804
	Net fee income	3,745	184	831	-348	-4	4,408	163	4,571
	Net trading income	682	2,176	33	1,768	-20	4,639	-638	4,001
	Other income	1,240	6	2	710	310	2,268	-716	1,552
	Net premiums	-	-	-	8,246	-	8,246	-8,246	-
	Net insurance benefits	-	-	-	12,211	-	12,211	-12,211	-
	Income from equity investments	-	145	-4	29	4	174	-174	-
	Net income from insurance business	-	-	-	-	-	-	669	669
	Total income	17,438	3,173	954	1,169	363	23,097	-500	22,597
	Operating expenses	10,535	1,364	422	500	209	13,030	-500	12,530
	Credit loss expenses	1	5	-1	-	-	5	-	5
	Profit before tax	6,902	1,804	533	669	154	10,062	-	10,062
	Loans and advances, excluding reverse transactions	1,534,433	39,590	24,118	-	-6,675	1,591,466		1,591,466
	Other assets	371,288	3,265,950	15,095	232,743	-2,404,688	1,480,388		1,480,388
	Total assets	1,905,721	3,305,540	39,213	232,743	-2,411,363	3,071,854		3,071,854
	Deposits, excluding repo deposits	597,121	109,559	8,888	-	46,788	762,356		762,356
	Other liabilities	1,247,389	3,194,005	29,632	227,837	-2,486,844	2,212,019		2,212,019
	Allocated capital	61,211	1,976	693	4,906	28,693	97,479		97,479
	Total liabilities and equity	1,905,721	3,305,540	39,213	232,743	-2,411,363	3,071,854		3,071,854
	Internal income	6,974	9,771	499	837	-18,081	-		
	Pre-tax profit as % p.a. of allocated capital (avg.)	22.6	182.6	153.7	27.3	-	20.6		
	Cost/income ratio (%)	60.4	43.0	44.2	42.8	-	56.4		
	Full-time-equivalent staff (avg.)	14,652	871	533	917	6,668	23,641		

In its financial highlights, the Group recognises profit contributed by Danske Markets as net trading income and profit contributed by Danica Pension as net income from insurance business. The Reclassification column aggregates profit contributions.

Notes – Danske Bank Group

Note	(DKr m)

3 **Contingent liabilities**

The Group uses a variety of loan-related financial instruments to meet the financial requirements of its customers. This includes issuing loan offers and other credit facilities, guarantees and instruments that are not recognised on the balance sheet.

	June 30, 2008	Dec. 31, 2007
Guarantees	107,273	109,242
Other liabilities	210,694	233,080
Total	317,967	342,322

Owing to its business volume, the Danske Bank Group is continually a party to various lawsuits. In view of its size, the Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of what they would have been entitled to under ordinary terms of employment.

4 **Acquisition of subsidiary undertakings**

Breakdown of purchase price	Date of acquisition	Fair value of net assets	Goodwill on acquisition	Acquisition costs	Total purchase price	Included in net profit
Danske Invest Administration A/S, Danske Capital	07.05.08	64	16	6	80	-

On March 13, 2008, the Danske Bank Group made a conditional offer to acquire the shares of Danske Invest Administration A/S at a price of DKr74m, which equals the shareholders' equity of the company at the end of 2007 plus a premium of DKr10m for know-how. The total purchase price also includes acquisition costs of DKr6m. The transaction was executed on May 7, 2008.

If the Group had taken over Danske Invest Administration A/S on January 1, 2008, its profit would have been around DKr0.2m higher and its total income around DKr34m higher.

The goodwill on acquisition totalling DKr16m represents the value of the acquired company's expected profitability that cannot be reliably attributed to individually identifiable assets, including the value of staff, know-how and expected synergies from the integration into the Danske Bank Group.

Costs related to the acquisition of Danske Invest Administration A/S comprise fees paid to legal advisers, auditors, financial advisers and other specialists as well as other direct transaction costs.

Net assets acquired	Fair value at the time of acquisition	Carrying amount before acquisition
Due from credit institutions	9	9
Trading portfolio assets	61	61
Tangible assets	7	7
Other assets	3	3
Total assets	80	80
Other liabilities	16	16
Total liabilities	16	16
Net assets acquired	64	64

The figures were calculated just before the time of acquisition in accordance with the accounting policies of Danske Invest Administration A/S.

Notes – Danske Bank Group

Note (DKr m)

5 **Capital requirements and risk-weighted assets for credit risk exposure**

	Capital requirements		Risk-weighted assets	
	June 30, 2008	Jan. 1, 2008	June 30, 2008	Jan. 1, 2008
Credit risk				
Institutions	3,974	4,143	49,675	51,788
Corporate customers	23,814	30,978	297,674	387,223
Retail customers	8,623	8,031	107,790	100,383
Securitisation	299	368	3,740	4,596
Non-credit-obligation assets	1,472	1,520	18,402	18,994
Credit risk, IRB approach	38,182	45,040	477,281	562,984
Governments and other public authorities	81	153	1,015	1,915
Institutions	336	489	4,198	6,113
Corporate customers	11,109	10,507	138,861	131,341
Retail customers	2,783	2,358	34,792	29,473
Exposures secured on real property	3,139	3,263	39,242	40,792
Other items	1,482	701	18,528	8,766
Credit risk, standardised approach	18,930	17,471	236,636	218,400
Counterparty risk	2,776	2,142	34,696	26,769
Total credit risk	59,888	64,653	748,613	808,153

Other items comprises the following exposure classes: past due items, covered bonds, securitisation positions and exposures in other items, including non-credit-obligation assets.

Notes - Danske Bank Group

(DKr m)

Risk management

For a detailed description of the Danske Bank Group's risk management practices, see Annual Report 2007 and Risk Management 2007. Both publications are available at www.danskebank.com/ir.

Credit exposure

The Group's credit exposure is calculated on the basis of selected items on and off the balance sheet.

	June 30, 2008	Dec. 31, 2007
Banking book		
Balance-sheet items		
Demand deposits with central banks	9,723	6,813
Due from credit institutions and central banks	378,895	345,959
Bank loans and advances	1,360,989	1,360,413
Mortgage loans	632,474	627,809
Off-balance-sheet items		
Guarantees	107,273	109,242
Loan commitments <1 year	81,799	97,598
Loan commitments >1 year	127,853	131,940
Total credit exposure, banking book	2,699,006	2,679,774
Trading book		
Balance-sheet items		
Trading portfolio assets	756,536	652,137
Financial investment securities	46,085	37,651
Off-balance-sheet items		
Other unutilised commitments	1,042	3,542
Total credit exposure, trading book	803,663	693,330
Total credit exposure	3,502,669	3,373,104

The following table shows the Group's credit exposure broken down by customers' country of residence. Financial customers comprises credit institutions and financial businesses not under local supervision.

Geographical breakdown	June 30, 2008			Dec. 31, 2007		
	Financial customers	Non-financial customers	Total	Financial customers	Non-financial customers	Total
Denmark	213,901	996,032	1,209,933	190,451	971,253	1,161,704
Finland	6,764	194,232	200,996	14,445	189,689	204,134
Sweden	74,260	233,079	307,339	72,118	218,150	290,268
Republic of Ireland	56,608	76,960	133,568	39,329	69,982	109,311
UK	269,513	74,837	344,350	316,432	84,087	400,519
Germany	17,041	16,802	33,843	26,530	19,441	45,971
Baltics	13,859	16,901	30,760	4,399	28,438	32,837
Other EU member states	91,385	21,909	113,294	68,326	17,551	85,877
Norway	22,839	171,616	194,455	24,898	154,786	179,684
Eastern Europe	1,798	535	2,333	1,634	383	2,017
Other European countries	6,970	3,255	10,225	6,581	3,246	9,827
North America	77,717	15,948	93,665	121,716	17,020	138,736
Central and South America	1,243	814	2,057	1,781	698	2,479
Africa	563	770	1,333	532	397	929
Asia	12,006	5,428	17,434	9,832	4,796	14,628
Oceania	2,999	422	3,421	348	505	853
Total	869,466	1,829,540	2,699,006	899,352	1,780,422	2,679,774

Notes – Danske Bank Group

(DKr m)

Credit exposure by rating category

		June 30, 2008		Dec. 31, 2007	
Rating category	Average PD	Credit exposure	Portion (%)	Credit exposure	Portion (%)
1	0.01	140,737	5.2	161,444	6.0
2	0.02	354,152	13.1	375,795	14.0
3	0.04	579,531	21.5	615,868	23.0
4	0.10	490,217	18.2	494,981	18.5
5	0.26	545,126	20.2	500,837	18.7
6	0.52	419,627	15.5	357,244	13.3
7	1.91	137,630	5.1	143,986	5.4
8	9.70	21,435	0.8	20,149	0.8
9	25.70	4,219	0.2	3,120	0.1
10	100.00	6,332	0.2	6,350	0.2
Total		2,699,006	100.0	2,679,774	100.0

Average PD expresses the probability of default of each rating category. Average PDs are based on point-in-time calculations.

For rating categories 9 and 10, the average unsecured portion of the credit exposure is 29%. Rating categories 9 and 10 comprise exposures for which objective evidence of impairment has been established.

Credit exposure by industry

	June 30, 2008				Dec. 31, 2007			
	Credit exposure				Credit exposure			
Industry (GICS)	Total	Rating cat. 9-10	Total impairment charges	Credit loss expenses	Total	Rating cat. 9-10	Total impairment charges	Credit loss expenses
Central and local governments	56,699	-	1	-	52,129	11	35	35
Subsidised housing companies etc.	143,048	841	104	31	150,843	849	58	54
Banks	454,433	-	1	-	420,433	-	2	40
Diversified financials	310,378	1,887	57	1	396,549	1,787	45	45
Other financials	104,655	133	49	-2	82,370	154	61	27
Energy and utilities	41,715	14	34	-10	30,492	-	141	77
Consumer discretionary and consumer staples	245,115	1,413	1,717	434	208,311	855	1,317	314
Commercial property	211,234	828	507	287	172,893	354	182	-425
Construction, engineering and building products	47,685	540	350	130	56,629	-	160	124
Transportation and shipping	71,364	54	116	22	60,939	-	787	-1
Other industrials	90,070	427	824	-34	100,802	1,754	128	-159
IT	16,189	120	191	46	14,498	23	82	-40
Materials	51,946	197	250	-45	49,070	-	239	14
Health care	23,717	14	30	5	26,035	744	208	7
Telecommunication services	9,500	3	2	-	7,288	-	31	-
Personal customers	821,258	4,079	1,411	249	850,493	2,939	1,424	575
Total	2,699,006	10,550	5,644	1,114	2,679,774	9,470	4,900	687

The table above shows the Group's credit exposure broken down by industry. The breakdown is based on an approximation of the Global Industry Classification Standard (GICS) with the following additional categories: personal customers, subsidised housing companies etc., and central and local governments.

Notes – Danske Bank Group

(DKr m)	June 30, 2008	Dec. 31, 2007
Collateral		
Credit exposure	2,699,006	2,679,774
Collateral value	1,736,905	1,722,184
Total unsecured credit exposure	962,101	957,590
Unsecured portion of credit exposure (%)	35.6	35.7

Types of collateral		
Real property	1,054,916	1,029,189
Bank accounts	4,642	5,209
Custody accounts and securities	509,818	528,922
Vehicles	16,379	13,910
Equipment	18,540	15,523
Vessels and aircraft	24,857	19,010
Guarantees	27,122	40,948
Other assets	80,631	69,473
Total collateral value	1,736,905	1,722,184

Of loans secured on real property, 61% relate to loans to personal customers.

Home mortgage loans to personal customers

Loan-to-value ratio (%) June 30, 2008	0-20	20-40	40-60	60-80	80-100	100+	Unspecified	Total	Average LTV
Banking Activities Denmark	196,614	150,590	82,789	27,477	2,320	1,067	59	460,916	48.2
of which Realkredit Danmark	168,316	130,463	71,450	22,463	837	-	-	393,529	52.5
Banking Activities Finland	25,681	18,814	11,844	5,821	2,170	836	340	65,506	45.0
Banking Activities Sweden	16,360	11,629	6,999	3,560	1,016	588	576	40,728	38.4
Banking Activities Norway	17,113	14,658	9,861	3,913	966	776	95	47,382	53.2
Banking Activities Northern Ireland	4,714	2,877	1,464	672	158	109	25	10,019	36.7
Banking Activities Ireland	7,680	5,468	3,114	1,334	194	156	7	17,953	41.8
Banking Activities Baltics	4,976	4,400	2,957	1,490	213	186	-	14,222	66.3
Total	273,138	208,436	119,028	44,267	7,037	3,718	1,102	656,726	49.5

December 31, 2007	0-20	20-40	40-60	60-80	80-100	100+	Unspecified	Total	Average LTV
Banking Activities Denmark	190,807	147,512	81,609	26,851	2,143	978	90	449,990	48.8
of which Realkredit Danmark	164,271	128,271	70,920	22,290	874	-	-	386,626	52.9
Banking Activities Finland	29,738	24,372	16,763	6,431	1,586	4,351	-	83,241	50.0
Banking Activities Sweden	15,270	11,413	7,426	3,480	811	436	340	39,176	38.4
Banking Activities Norway	17,441	14,693	9,325	3,205	679	865	9	46,217	50.8
Banking Activities Northern Ireland	4,263	2,807	1,565	806	166	194	65	9,866	41.1
Banking Activities Ireland	7,364	5,498	3,285	1,567	205	137	97	18,153	44.8
Banking Activities Baltics	4,419	3,918	2,713	1,450	231	153	-	12,884	58.9
Total	269,302	210,213	122,686	43,790	5,821	7,114	601	659,527	50.3

In the breakdown, every krone lent is categorised according to its seniority in the total debt on the individual property. The average LTV is calculated on the basis of the last krone lent for every property.

The Unspecified column contains loans for properties for which the current property value is not known.

The end-2007 loan-to-value figures for Banking Activities Finland are calculated on the basis of mortgage loans. The figures for the period after the migration of Sampo Bank Finland are calculated on the basis of home mortgage loans in line with the calculation method used for the other units.

Notes – Danske Bank Group

(DKr m)	June 30, 2008	Dec. 31, 2007
Past due amounts		
Past due amounts under loan agreements, excluding unauthorised excesses		
1-5 days	75	205
6-30 days	277	150
31-60 days	147	194
61-90 days	114	39
> 90 days	264	134
Total	877	722

Impairment charges

The allowance account comprises all impairment charges against bank loans and advances, mortgage loans, amounts due from credit institutions and central banks, and provisions for losses on guarantees.

Individual impairment charges apply to credit facilities in rating categories 9 and 10. Credit facilities held by customers in the other rating categories are subject to collective impairment testing.

Allowance account by type of impairment

	Individual impairment charges	Collective impairment charges	Total impairment charges
At January 1, 2007	3,324	880	4,204
New impairment charges	2,956	1,009	3,965
Reversals of impairment charges from previous periods	2,487	679	3,166
Write-offs debited to allowance account	875	-	875
Foreign currency translation	-5	-5	-10
Other items	662	120	782
At December 31, 2007	3,575	1,325	4,900
New impairment charges	1,980	385	2,365
Reversals of impairment charges from previous periods	835	363	1,198
Write-offs debited to allowance account	434	-	434
Foreign currency translation	-3	-3	-6
Other items	68	-51	17
At June 30, 2008	4,351	1,293	5,644

Collective impairment charges cover provisions made for the migration of customers between rating categories. In the first half of 2008, collective impairment charges of DKr0.3bn were restated as individual impairment charges.

Credit loss expenses	First half 2008	First half 2007
New impairment charges	2,365	1,708
Reversals of impairment charges from previous periods	1,198	1,585
Write-offs charged directly to income statement	190	95
Received on claims previously written off	243	213
Total credit loss expenses	1,114	5

Notes – Danske Bank Group

(DKr m)	June 30, 2008	Dec. 31, 2007
Backup liquidity facilities		
SIVs		
Sponsored by financial institutions	961	4,849
Other	1,684	4,111
Total SIVs	2,645	8,960
ABCP programmes		
North American programmes	6,951	13,398
European programmes	5,757	8,787
Total ABCP programmes	12,708	22,185
Total backup liquidity facilities	15,353	31,145

Collateral for backup liquidity facilities
(%)

Financial institutions	4.1	6.9
Global RMBS	2.8	6.4
US subprime	33.7	19.2
UK prime	26.6	16.6
CMBS	2.4	2.8
CDO	3.5	5.2
Corporate customers	14.3	24.7
Credit cards	8.3	9.9
Monolines	1.7	1.9
Liquid funds	-	0.5
Home equity loans	2.0	1.4
Other	0.7	4.5
Total	100.0	100.0

Geographical breakdown of collateral for backup liquidity facilities
(%)

UK	28.5	22.7
Other European countries	15.4	18.9
US	55.9	56.8
Other	0.2	1.6
Total	100.0	100.0

Breakdown of underlying collateral for backup liquidity facilities by rating
(%)

Aaa/AAA	66.8	79.1
AA-BBB	31.6	17.4
Subinvestment grade	1.6	1.9
Unrated	-	1.6
Total	100.0	100.0

Notes - Danske Bank Group

(DKr m)	First half 2008	First half 2007
Financial highlights, ratios and key figures		
Financial highlights - Danske Bank Group		
Net interest and fee income	22,986	20,082
Value adjustments	-2,545	4,534
Staff costs and administrative expenses	11,832	11,286
Impairment charges for loans and advances, etc.	1,114	5
Income from associated and subsidiary undertakings	264	174
Net profit for the period	5,807	7,629
Loans and advances	1,993,463	1,885,396
Shareholders' equity	104,805	97,479
Total assets	3,491,775	3,071,854

Ratios and key figures - Danske Bank Group		
Solvency ratio (%)	14.1	9.7
Core (tier 1) capital ratio (%)	10.0	6.7
Return on equity before tax (%)	6.9	10.5
Return on equity after tax (%)	5.0	8.1
Cost/income ratio (DKr)	1.53	1.90
Interest rate risk (%)	1.8	2.1
Foreign exchange position (%)	3.6	7.9
Loans, advances and impairment charges as % of deposits	203.7	212.4
Gearing of loans and advances (%)	18.3	18.4
Growth in loans and advances (%)	0.3	13.8
Surplus liquidity in relation to statutory liquidity requirement (%)	80.9	84.9
Large exposures as % of capital base	168.7	188.9
Impairment ratio (%)	0.3	0.2
Earnings per share (DKr)	8.4	11.1
Book value per share (DKr)	152.9	142.5
Proposed dividend per share (DKr)	-	-
Share price/earnings per share (DKr)	16.3	20.4
Share price/book value per share (DKr)	0.90	1.59

Items in the consolidated financial statements are valued in accordance with IFRSs. The ratios and key figures are defined in the executive order on financial reports of credit institutions etc. issued by the Danish FSA.

Interim financial statements – Danske Bank A/S

(DKr m)

The interim financial statements of Danske Bank A/S (the "Parent Company") are prepared in accordance with the Danish Financial Business Act and the executive order of the Danish FSA on financial reports of credit institutions etc. The rules are identical to the Group's valuation principles under IFRSs with the exceptions that domicile property owned by the Parent Company is recognised at its estimated fair value and that the corridor method is not applied to pension obligations. The estimated fair value of domicile property is determined according to schedule 8 of the executive order on financial reports of credit institutions etc. issued by the Danish FSA. Holdings in subsidiary undertakings are valued according to the equity method, and tax payable by the undertakings is expensed under Income from associated and subsidiary undertakings. The format of the Parent Company financial statements is not identical to the format of the consolidated financial statements prepared in accordance with IFRSs.

In June 2008, the subsidiaries of Sampo Pank (Estonia), Sampo bankas (Lithuania) and Sampo Banka (Latvia) were converted into Danske Bank branches. Consequently, the Baltic activities are now consolidated in the individual items in the income statement and balance sheet and are not recognised under Income from associated and subsidiary undertakings and Holdings in subsidiary undertakings. The consolidations were made at carrying amounts and therefore did not affect net profit for the year. Comparative figures have been restated, with a resulting increase in the balance sheet total of DKr32bn, since the balance sheet totals rather than just the holdings in the three banks are now recognised.

The table below shows the differences in net profit and shareholders' equity between the consolidated financial statements presented in accordance with IFRSs and the Parent Company's financial statements presented in accordance with the Danish FSA's rules.

	Net profit First half 2008	Net profit First half 2007	Shareholders' equity June 30, 2008	Shareholders' equity Dec. 31, 2007
Consolidated financial statements (IFRSs)	5,807	7,629	104,805	104,355
Domicile property	-163	-11	1,733	1,873
Pension obligations	-239	719	108	381
Tax effect	52	-187	-45	-101
Minority interests	-13	4	3,003	3,017
Consolidated financial statements (rules of the Danish FSA)	5,444	8,154	109,604	109,525
Minority interests (rules of the Danish FSA)	-11	30	3,039	3,149
Parent Company financial statements (rules of the Danish FSA)	5,455	8,124	106,565	106,376

Income statement – Danske Bank A/S

Note	(DKr m)	First half 2008	First half 2007
1	Interest income	49,292	36,623
2	Interest expense	39,566	29,552
	Net interest income	9,726	7,071
	Dividends from shares etc.	189	92
	Fee and commission income	4,776	4,458
	Fees and commissions paid	1,220	963
	Net interest and fee income	13,471	10,658
3	Value adjustments	-43	2,371
	Other operating income	964	861
	Staff costs and administrative expenses	7,904	6,802
	Amortisation and depreciation	1,081	984
	Other operating expenses	13	11
	Impairment charges for loans and advances, etc.	1,006	-66
	Income from associated and subsidiary undertakings	2,360	3,470
	Profit before tax	6,748	9,629
	Tax	1,293	1,505
	Net profit for the period	5,455	8,124

Balance sheet - Danske Bank A/S

Note	(DKr m)	June 30, 2008	Dec. 31, 2007
	ASSETS		
	Cash in hand and demand deposits with central banks	12,204	10,260
	Due from credit institutions and central banks	426,281	390,438
4	Loans and other amounts due at amortised cost	1,118,064	1,120,373
	Bonds at fair value	510,620	472,320
	Bonds at amortised cost	3,914	317
	Shares etc.	5,719	3,735
	Holdings in associated undertakings	876	907
	Holdings in subsidiary undertakings	83,503	93,949
	Assets under pooled schemes	35,708	38,331
	Intangible assets	24,293	24,122
	Land and buildings	4,729	5,244
	Investment property	84	85
	Domicile property	4,645	5,159
	Other tangible assets	4,402	4,216
	Current tax assets	502	491
	Deferred tax assets	249	233
	Assets temporarily taken over	223	59
	Other assets	334,369	245,829
	Prepayments	1,375	1,627
	Total assets	2,567,031	2,412,451
	LIABILITIES AND EQUITY		
	AMOUNTS DUE		
	Due to credit institutions and central banks	696,560	748,103
	Deposits and other amounts due	824,919	765,286
	Deposits under pooled schemes	37,060	40,282
	Issued bonds at amortised cost	399,992	327,450
	Current tax liabilities	641	641
	Other liabilities	450,438	370,655
	Deferred income	1,045	994
	Total amounts due	2,410,655	2,253,411
	PROVISIONS FOR LIABILITIES		
	Provisions for pensions and similar obligations	929	887
	Provisions for deferred tax	989	904
4	Provisions for losses on guarantees	176	265
	Other provisions for liabilities	22	15
	Total provisions for liabilities	2,116	2,071
	SUBORDINATED DEBT		
	Subordinated debt	47,695	50,593
	SHAREHOLDERS' EQUITY		
	Share capital	6,988	6,988
	Accumulated value adjustments	1,175	1,097
	Equity method reserve	24,575	24,575
	Profit brought forward	73,827	67,776
	Proposed dividends	-	5,940
	Total shareholders' equity	106,565	106,376
	Total liabilities and equity	2,567,031	2,412,451

Notes – Danske Bank A/S

Note	(DKr m)	First half 2008	First half 2007
1	**Interest income**		
	Reverse transactions with credit institutions and central banks	4,863	3,320
	Credit institutions and central banks	4,182	1,430
	Reverse loans	5,893	6,534
	Loans, advances and other amounts due	25,840	17,203
	Bonds	8,718	5,699
	Derivatives	-369	2,388
	Currency contracts	-780	2,322
	Interest rate contracts	411	66
	Other interest income	165	49
	Total	49,292	36,623
2	**Interest expense**		
	Repo transactions with credit institutions and central banks	2,866	2,682
	Credit institutions and central banks	14,132	11,607
	Repo deposits	2,987	2,318
	Deposits and other amounts due	10,415	6,147
	Issued bonds	7,534	5,770
	Subordinated debt	1,082	894
	Other interest expenses	550	134
	Total	39,566	29,552
3	**Value adjustments**		
	Loans and advances at fair value	-766	-874
	Bonds	-5,185	-1,434
	Shares etc.	-442	321
	Investment property	155	1
	Currency	662	600
	Derivatives	3,489	1,699
	Assets under pooled schemes	-2,265	1,150
	Deposits under pooled schemes	2,348	-1,107
	Other assets	-	-
	Other liabilities	1,961	2,015
	Total	-43	2,371

4 **Impairment charges for loans, advances and guarantees, etc.**

	Loans, advances and guarantees, individual impairment	Loans, advances and guarantees, collective impairment	Other amounts due, individual impairment	Other amounts due, collective impairment	Total
Impairment charges at January 1, 2008	2,678	1,131	1	-	3,810
Impairment charges during the period	1,460	329	-	-	1,789
Reversals of impairment charges	693	339	-	-	1,032
Other items	63	95	-	-	158
Impairment charges at June 30, 2008	3,508	1,216	1	-	4,725
Impairment charges at January 1, 2007	2,776	799	1	-	3,576
Impairment charges during the year	2,496	759	-	-	3,255
Reversals of impairment charges	2,951	526	-	-	3,477
Other items	357	99	-	-	456
Impairment charges at December 31, 2007	2,678	1,131	1	-	3,810

Notes – Danske Bank A/S

Note	(DKr m)	June 30, 2008	Dec. 31, 2007
5	**Assets deposited as collateral**		

At the end of the first half of 2008, Danske Bank A/S had deposited securities worth DKr290,433m with Danish and international clearing centres and other institutions as collateral. At the end of 2007, the corresponding amount was DKr323,152m.

At the end of the first half of 2008, loans and advances worth DKr52,902m were registered as collateral for covered bonds. At the end of 2007, the corresponding amount was DKr7,294m.

	June 30, 2008	Dec. 31, 2007
Assets sold in repo transactions		
Bonds at fair value	284,551	289,092
Shares etc.	891	1,339
Total	285,442	290,431
Total collateral deposited for subsidiary undertakings	559	1,356

6 **Contingent liabilities**

The Bank uses a variety of loan-related financial instruments to meet the financial requirements of its customers. This includes issuing loan offers and other credit facilities, guarantees and instruments that are not recognised on the balance sheet.

	June 30, 2008	Dec. 31, 2007
Guarantees and other liabilities		
Guarantees etc.		
Financial guarantees	11,020	12,297
Mortgage finance guarantees	46,576	46,013
Registration and remortgaging guarantees	14,393	16,133
Other guarantees	205,756	172,994
Total	277,745	247,437
Other liabilities		
Irrevocable loan commitments shorter than 1 year	81,359	99,615
Irrevocable loan commitments longer than 1 year	110,684	107,717
Sales with an option to repurchase	-	-
Other obligations	911	743
Total	192,954	208,075

The consolidated financial statements contain additional information about contingent liabilities.

Owing to its business volume, Danske Bank A/S is continually a party to various lawsuits. In view of its size, the Bank does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of what they would have been entitled to under ordinary terms of employment.

The Bank manages the joint taxation scheme that covers all Danish Group companies. The Bank is liable only for tax payable by the Bank itself and amounts received from subsidiary undertakings in payment of joint corporation tax. The Bank is registered jointly with all significant wholly-owned Danish subsidiaries for financial services employer tax and VAT, for which it is jointly and severally liable.

7 **Related parties**

Danske Bank A/S acts as the bank of a number of related parties. Transactions with related parties are settled on market terms.

Apart from intra-group restructuring, the Parent Company did not make any significant and/or unusual transactions with related parties during the period under review.

Notes - Danske Bank A/S

(DKr m)	First half 2008	First half 2007
Financial highlights, ratios and key figures		
Financial highlights - Danske Bank A/S		
Net interest and fee income	13,471	10,658
Value adjustments	-43	2,371
Staff costs and administrative expenses	7,904	6,802
Impairment charges for loans and advances, etc.	1,006	-66
Income from associated and subsidiary undertakings	2,360	3,470
Net profit for the period	5,455	8,124
Loans and advances	1,118,064	1,040,118
Shareholders' equity	106,565	99,349
Total assets	2,567,031	2,158,311

Ratios and key figures - Danske Bank A/S		
Solvency ratio (%)	17.0	12.6
Core (tier 1) capital ratio (%)	12.3	8.8
Return on equity before tax (%)	6.3	9.8
Return on equity after tax (%)	5.1	8.3
Cost/income ratio (DKr)	1.70	2.24
Interest rate risk (%)	1.4	1.5
Foreign exchange position (%)	4.5	8.5
Loans, advances and impairment charges as % of deposits	130.2	134.9
Gearing of loans and advances (%)	10.5	10.5
Growth in loans and advances (%)	2.2	27.1
Surplus liquidity in relation to statutory liquidity requirement (%)	103.8	112.0
Large exposures as % of capital base	151.2	151.9
Impairment ratio (%)	0.1	0.0
Earnings per share (DKr)	7.9	11.8
Book value per share (DKr)	154.7	145
Dividend per share (DKr)	8.50	7.75
Share price/earnings per share	17.3	19.0
Share price/book value per share	0.90	1.55

Items in the financial statements of Danske Bank A/S are valued in accordance with the executive order on financial reports issued by the Danish FSA on December 13, 2006. The ratios and key figures are defined in the executive order on financial reports of credit institutions etc. issued by the Danish FSA.

Statement by the management

The Board of Directors and the Executive Board (the management) have reviewed and approved Danske Bank A/S's interim report for the first half of 2008.

The consolidated financial statements for the first half of 2008 have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, while the interim financial statements of the Parent Company have been prepared in accordance with the Danish Financial Business Act. Furthermore, the interim report has been prepared in accordance with additional Danish disclosure requirements for interim reports of listed financial institutions.

In our opinion, the interim report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at June 30, 2008, and of the results of the Group's and the Parent Company's operations and the Group's consolidated cash flows for the period starting on January 1, 2008, and ending on June 30, 2008. Moreover, in our opinion, the interim report gives a true and fair view of developments in the Group's activities and financial position and describes significant risk and uncertainty factors that may affect the Group.

Copenhagen, August 7, 2008

Executive Board

Peter Straarup
Chairman

Tonny Thierry Andersen Chief Financial Officer	Sven Lystbæk Senior Executive Vice President	Per Skovhus Senior Executive Vice President

Board of Directors

Alf Duch-Pedersen Chairman	Eivind Kolding Vice Chairman	Henning Christophersen
Peter Højland	Mats Jansson	Niels Chr. Nielsen
Sten Scheibye	Majken Schultz	Claus Vastrup
Birgit Aagaard-Svendsen	Helle Brøndum	Charlotte Hoffmann
Per Alling Toubro	Verner Usbeck	Solveig Ørteby

Auditors' review report

Independent Auditors' Review Report

To the shareholders of Danske Bank A/S

We have reviewed the interim financial statements of the Danske Bank Group for the period January 1 – June 30, 2008, comprising income statement, balance sheet, statement of capital, cash flow statement and notes.

Management is responsible for the preparation and fair presentation of the interim financial statements of the Group in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU. Our responsibility is to express a conclusion on the interim financial statements based on our review.

Scope of review
We conducted our review in accordance with the Danish Standard on Auditing RS 2410, Review of Interim Financial Information Performed by the Independent Auditor. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Danish Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. We have not performed an audit, and, accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements of the Group have not been prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU.

Copenhagen, August 7, 2008

KPMG
Statsautoriseret Revisionspartnerselskab

Per Gunslev   Lars Rhod Søndergaard
State Authorised Public Accountants

Copenhagen, August 7, 2008

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Erik Stener Jørgensen   Ole Fabricius
State Authorised Public Accountants

Supplementary information

Press conference and conference call

Danske Bank will hold a press conference and a conference call on August 7, 2008, upon the presentation of its interim report for the first half of 2008. The press conference is scheduled for 11.00am CET and the conference call for 2.30pm CET. The press conference and the conference call will be transmitted live at www.danskebank.com.

Financial calendar

Danske Bank plans to release its financial reports in 2008 and 2009 on the following dates:

- Interim Report – First Nine Months 2008: October 28, 2008
- Annual Report 2008: February 5, 2009
- Annual general meeting: March 4, 2009
- Interim Report – First Quarter 2009: May 5, 2009
- Interim Report – First Half 2009: August 11, 2009
- Interim Report – First Nine Months 2009: November 3, 2009

Contacts

Peter Straarup,
Chairman of the Executive Board
Tel. +45 45 14 60 01

Tonny Thierry Andersen,
Chief Financial Officer
Tel. +45 45 14 07 07

Martin Gottlob,
Head of Investor Relations
Tel. +45 45 14 07 92

Useful links

www.danskebank.com/ir
www.sampobank.com
www.danskebank.se
www.fokus.no
www.northernbank.co.uk
www.nationalirishbank.ie
www.rd.dk
www.danskecapital.com
www.danicapension.dk

View Danske Bank's interactive financial statements at www.danskebank.com/financialresultsq208.

END